SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 30 April 2004

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Telstra Superannuation Scheme
Telstra Corporation Limited - Half-year Report 2004
TelstraClear Information Pack
Telstra confident wholesale prices promote competition
Presentation to Credit Suisse First Boston Conference
KAZ Group Limited
Telstra announces plans to acquire KAZ Group Limited
Notice of Initial Substantial Holder
Telstra announces resignation of Chairman Mr Bob Mansfield
Personal statement by Mr Bob Mansfield
Statement from Mr John Ralph Interim Chairman of Telstra
Appendix 3Z - Final Director’s Interest NoticeM
Telstra Corporation Limited 03/04 Third Quarter Market Update
Presentation to ABN Amro Communications Conference
Telstra pays interim dividend

Telstra Superannuation Scheme

In accordance with an announcement made today, the Commonwealth Minister for Finance and Administration is expected to make a determination, to be tabled in parliament, which is subject to the parliamentary processes. Under the determination, the Commonwealth will make a lump sum payment of $3.125 billion to Telstra Super Pty Ltd, the trustee of the Telstra Superannuation Scheme (TSS). The effect of this determination is to fully satisfy the Commonwealth’s obligation to make payments to the TSS, in respect of employees and former employees who transferred from the Commonwealth Superannuation Scheme (CSS) to the TSS, either when it was established in 1990, or when later given the opportunity in 1992.

The Commonwealth will remain responsible for liabilities in respect of Telstra employees and former employees who remain in the CSS, and Telstra will continue to pay an administration fee with respect to those employees and former employees who remain in the fund.

The lump sum of $3.125 billion is equal to the book value of the amounts in the accounts of the TSS, as at 30 June 2003.

As a result of the determination, the TSS will remain fully funded, with assets in excess of liabilities. As disclosed in Telstra’s half-year accounts, Telstra remains on a superannuation employer contribution holiday, the continuation of which depends on the performance of the fund.

The actuary is currently reviewing the fund’s position, as at 30 June 2003. It is possible that the actuary will recommend recommencement of employer contributions at some point during 2004-05, albeit at a reasonably low level.

Half-year Report 2004

Financial Calendar 2004

	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov
Ex dividend share trading commences	22
Record date for interim dividend	26
Interim dividend paid		30
Financial year end				30
2004 annual results announcement						12
Ex dividend share trading commences							20
Record date for final dividend							24
Annual General Meeting								28
Final dividend paid								29

Note: Timing of events may be subject to change

management discussion

P.2	Chairman and CEO’s message
P.2

business review

P.6	fixed line
P.7	mobile
P.8	broadband internet
P.9	media
P.10	international
P.11	innovations/corporate social responsibility
P.6

summary of financial statements

P.12	financial performance
P.14	financial position/cash flows
P.16	investor information
P.12

financial highlights

Telstra has delivered both increased interim ordinary dividends to shareholders for the half-year to 31 December 2003, as well as completing a $1 billion share buy-back during this period. Increased productivity has enabled Telstra to increase the cash returned to shareholders.

sales revenue

Sales revenue decreased by 0.1% to $10,456 million. Growth experienced in mobiles, PSTN products, internet and IP and Sensis® was offset by declines in revenues from offshore subsidiaries, partly due to the impact of exchange rate movements, together with declines in ISDN and other sales and service revenue.

net profit after minorities

Reported net profit after minorities increased by 93.7% to $2,293 million mainly due to the write down of our investment in REACH Ltd, which took place in the prior corresponding half-year. Excluding this adjustment, net profit after minorities would have increased by 6.7%.

dividends per share

Total interim ordinary dividends per share increased by 8.3% due to the strength of our free cash flows. The increase in the interim ordinary dividend plus Telstra’s buy-back, which was completed in November 2003, are both examples of Telstra’s commitment to increasing returns to shareholders.

P.1

MESSAGE FROM THE CHAIRMAN AND CEO

Ziggy Switkowski
Chief Executive Officer and Managing Director

Dear fellow shareholders,

With stability and growth returning to our industry, Telstra is sharpening its focus on accelerating revenue and earnings.

The turbulent industry conditions over recent years are now largely behind us - and no company is better placed than Telstra, your company, to take advantage of this improved environment. We are confident that we can drive our revenue growth back towards industry growth rates over coming years, all the while maintaining rigorous cost management and first-class service levels.

Our full service integrated business model is a key competitive advantage. The fact that we can serve our customers in every aspect of the telecommunications industry gives us genuine strength. The challenge within Telstra is to manage across this portfolio in the best possible way for our customers and our investors. Accordingly, the ability to offer multiple communication solutions to our customers in one package - bundling - is something you will see a lot more of from Telstra.

P.2

We are Australia’s leading telecommunications company - with a strong balance sheet, efficient and ready to deliver the next phase of renewed growth. This will come through traditional offerings and exciting new wireless, broadband, entertainment, information and transaction services, underpinned by technological innovation, disciplined operational and financial management and, fundamentally, an unrelenting focus on our reason for being — customers.

Financials

It has been a steady, solid performance over the six months to 31 December 2003. Results were largely as expected. Our balance sheet remains strong with key ratios many of our peers would envy. Free cash flow* is up again and gives us flexibility to be active in our capital management program. We have returned more cash to our shareholders by way of a share buy-back and interim dividends are up again, improving by 8.3% to a fully franked interim ordinary dividend of 13 cents per share.

Revenue growth remained subdued but bottom line earnings growth was solid. Margins are up. Profit is up. Free cash flow* is up. Expense control remains tight. Critically, service continues to improve.

First half activity

Once again it has been an extremely busy six months to 31 December 2003.

Telstra successfully completed its first ever share buy-back in November, repurchasing approximately 1.9% of the share capital on issue from shareholders at a cost of $1 billion. Further initiatives to return surplus capital to shareholders remain an option given our strong cash flows.

Our rigour on costs continues. Our track record to date should put our commitment in this area beyond question. A raft of

P.3

MESSAGE FROM THE CHAIRMAN AND CEO

company-wide initiatives are not merely about reducing labour costs, but improving efficiency, while at the same time enhancing service quality and customer satisfaction. We are looking at delivering permanent savings from our underlying cost base of $800 million over the next three years.

Broadband continues to be a growing part of the business. The take up rates of broadband are soaring as more and more people realise how much broadband enriches the internet experience. Telstra is committed to driving the acceptance of high-speed internet access for all Australians; we have introduced a range of innovative customer plans for BigPond™ broadband services; and subscribers have more than doubled since the start of 2003.

Opportunities for growth

Make no mistake about it, telecommunications is still a growth industry - and with a link into virtually every home and business in Australia, Telstra intends to play a major part in that growth.

Growth will come from traditional businesses by protecting revenues through rebalancing PSTN products to ensure pricing structures match cost structures as closely as possible; increasing call completion rates on our core fixed line network through features such as Home Messages 101™ and #1® Feature Assistant; introducing innovative value offerings for different market segments and bundling traditional with new age products.

Growth will also come from segments such as wireless, broadband, Sensis® (our advertising and directories business) and FOXTEL®.

We are on track to get to a million broadband customers in 2005, having already passed the 500,000 customer mark. This should mean about a billion dollars of broadband-related revenues for Telstra in 2006. We are finding that once a customer experiences broadband, they are just not interested in going back to dial up. Broadband technology is the future – now.

Customer demand for mobility will drive wireless services. There is so much happening in the mobile space – SMS and MMS, enhanced networks that support the power of mobiles and internet combined (1xRTT on our CDMA digital mobile network), and the convergence of email and telephony (our BlackBerry® product on the GSM network), to name a few. Telstra is improving service and marketing metrics by reinvigorating and simplifying our customer offerings.

P.4

Sensis® is a jewel of a business. It continues to grow not only its newer online revenue streams but also its more traditional print revenues in White Pages® and Yellow Pages®, which still perform very well. Sensis®’ performance demonstrates that it is a leading business in the broader advertising industry and we have plans to reposition it as such and progressively increase market share.

How Australians watch TV is set to change dramatically. FOXTEL® announced plans and pricing for the new digital service – dozens of new channels, new interactive services including the FOXTEL® box office video on demand service, widescreen TV channels, 30 new radio channels and an upgraded electronic program guide. We have spent a lot of productive time and effort developing this business along with our partners and it is important to Telstra’s overall strategy. Notwithstanding some public commentary, our 50% shareholding is not negotiable.

Outlook

We are confident about the outlook for this company over the next several years, recognising there are challenges that have to be met.

Driven by the non-traditional segments of the market, particularly mobiles and internet, industry revenue growth will continue. With our growth rate currently about half the industry’s, we intend to close the gap. We do not accept market share losses and we will deliver improved revenue and profit growth over time.

Be assured, though, that in pursuit of revenue and earnings growth, we will not be implementing any program that could compromise customer service. Notwithstanding – or even because of – the critical technical choices that are ahead of us as we move into an all-IP world, Telstra will always remain a service-driven organisation, alert to changing customer needs – an equation aimed to deliver value to all our shareholders.

Robert Mansfield	Ziggy Switkowski
Chairman	Chief Executive Officer
and Managing Director

P.5

Telstra’s fixed line products represent the backbone for many telecommunications products that service the needs of residential and business customers. These products utilise the traditional Public Switched Telephone Network (PSTN). Recent initiatives have been made by Telstra to help customers get the most out of these products through features such as the free Telstra Home Messages 101™ service, 1#® Feature Assistant and the release of a new range of residential rental phones.

Telstra has experienced growth in the number of customers selecting our online billing solutions. Online billing provides the convenience of more timely information to customers and easy payment options.

Telstra Country Wide®

A nationwide network of 35 regionally-based Telstra Country Wide® managers provides locally-focused, rapid response sales and service to customers. Telstra Country Wide® is committed to providing regional customers with the products and customer service they need in less densely populated areas of Australia and in the major regional cities.

Telstra Country Wide® is undertaking a program of network upgrades, cable replacement, technology improvement and enhanced product availability. For instance, as part of the untimed local calls in extended zones project for the Federal Government and under the Remote Australia Telecommunications Enhancement (RATE) program, we are replacing all older radio concentrator systems to give customers in these remote areas increased dialup speeds and calling products such as Calling Number Display.

Customer Service

Telstra is totally committed to providing high levels of service to all customers. Telstra’s performance is measured against the Customer Service Guarantee (CSG). CSG performance in provisioning new telephone services for the September quarter improved nationally to 93%. CSG restoration performance in the same quarter improved to 93%.

Performance indicators: Half-year ended 31 December	2003	2002	% change
Basic access lines in service	10,260,000	10,340,000	0.8
Calling number display customers	1,077,000	925,000	16.4
Local calls (number of calls)	4,831,000,000	5,019,000,000	3.7
National long distance minutes	4,343,000,000	4,656,000,000	6.7
Fixed to mobile minutes	2,099,000,000	1,955,000,000	7.4
International Direct® minutes	338,000,000	387,000,000	12.7

P.6

Growth

Telstra ended the first half of the financial year with more than 6.9 million customers, a 14.5% increase on the number of customers at 31 December 2002. Telstra continues to invest in the Telstra shop network with 13 stores refitted with new interiors reflecting a more contemporary retail environment. Our retail distribution partners also were significant in achieving growth in our customer base.

Reliability

Australian mobile growth has continued and mobile penetration is now approximately 77% of the population. Customers are becoming more discerning and require a higher grade of voice quality and reduced call-drop-outs, as they spend more time using their phones. The recent Rugby World Cup was used to trial new technology allowing for increased call capacity at peak times. Telstra is selectively using this technology to manage capacity efficiently to cope with periods of increased demand and meet high customer expectations.

Networks

Telstra has installed more than 1,000 base stations across both Telstra’s CDMA and GSM networks since December 2002. More than half of these base stations were installed in regional and rural Australia. This network is being enhanced to allow high-speed access to the internet from mobile devices utilising a further development of CDMA technology called 1xRTT. Telstra Country Wide® plans to extend the coverage of 1xRTT across the country in 2004.

Mobile Data

Customers are using more data services. The number of Short Messaging Service (SMS) messages sent continued to grow with 44% more messages sent in the first half of the financial year than over the same period last year. This is attributed to the spread of SMS use from the TV and radio competitions that utilise SMS voting. Customers are becoming increasingly familiar with other data services such as Telstra Wireless Hotspot™ and Picture Messaging Service.

Performance indicators: Half-year ended 31 December	2003	2002	% change
Mobile services in operation
GSM	6,139,000	5,421,000	13.2
CDMA	846,000	677,000	25.0
Total	6,985,000	6,098,000	14.5
Mobile telephone minutes	4,287,000,000	3,098,000,000	38.4
SMS sent	910,000,000	632,000,000	44.0

P.7

High speed access to the internet through Telstra’s broadband offerings continues to grow strongly. We remain on track to meet our targets of one million broadband customers by the end of 2005 and $1 billion dollars in broadband revenue by the end of 2006. In January, Telstra announced upgrades to the ADSL product so that from March 2004, 90% of Australians will have access to this important broadband technology.

Over the next two years, Telstra plans to spend $100 million on a wide range of programs to improve our customers’ experiences, including simplified billing processes, a new email platform and better customer service facilities.

With more than 500,000 broadband customers shared between BigPondTM and Telstra Wholesale, we have experienced growth of 108% in broadband customers over the prior corresponding period.

The reasons for this rapid growth are simple. Broadband users find that once they try broadband, they never want to go back to dial-up. They enjoy the convenience of a high speed internet connection without the need for a separate telephone line to receive incoming calls.

Residential

BigPondTM delivers an attractive range of content, products and services at very competitive prices. In the last year we have introduced new sporting content, a music download service and the convenience of an easy to use ADSL Home Wireless and networking kit.

Wholesale

Telstra’s wholesale customers (such as other Internet Service Providers or ‘ISPs’) are also benefiting from Telstra’s products. Telstra has introduced a new wholesale marketing campaign designed to grow the entire industry which will benefit both retail customers and Telstra’s wholesale ISPs.

Telstra Country Wide®

There are a number of options available to Telstra customers outside the ADSL footprint. ISDN BigPondTM, 1-way and 2-way Satellite BigPondTM and Broadband Regional Connect are attractive, high speed internet access options.

Performance indicators: Half-year ended 31 December	2003	2002	% change
Narrowband subscribers	1,178,000	1,103,000	6.8
Broadband subscribers	507,000	244,000	107.8
Total	1,685,000	1,347,000	25.1
Total ADSL enabled exchanges	1,023	806	26.9

P.8

Sensis®

Sensis® further consolidated its position as a leading advertising and media business with strong performances across both print and online.

Product innovation continues to drive revenue growth in the White Pages® and Yellow Pages® print directories. The Yellow Pages® full and half page metro display advertisements, for example, exceeded revenue targets for the period by 80%.

The online portfolio enjoyed similar success. The White Pages® OnLine and Yellow Pages® OnLine paid customer base doubled over the calendar year. This growth was underpinned by new display solutions and 39% growth (to over 2.5 million) in average monthly usage of the two online directories for the calendar year. Location and navigation products enjoyed a 91.7% revenue increase in the six months to 31 December 2003 over the corresponding period in 2002, mainly due to buoyant sales of the in-car navigation CD.

Sensis® continued its focus on excellent customer service, with the delivery of substantial reductions in time taken to provide customers with a proof following the purchase of an advertisement and a dedicated Customer Care unit.

FOXTEL®

FOXTEL® is Australia’s leading subscription TV provider. Customers managed by both FOXTEL® and Telstra continue to grow and are approaching 0.9 million Australians. The total number of Australians viewing FOXTEL® content^ is almost 1.1 million.

FOXTEL® will launch its new digital service in the first half of the 2004 calendar year. The FOXTEL® digital service will provide customers with in excess of 130 channels, interactive sports and news services, Near Video On Demand (NVOD), electronic program guide, games and other enhanced services.

Performance indicators: Half-year ended 31 December
Unique users (average per month)	2003	2002	% change
Yellow Pages® Online site	1,373,000	1,047,000	31.1
White Pages® Online site	1,779,000	1,543,000	15.3
CitySearch® site	678,000	498,000	36.1
FOXTEL® subscribers~	862,000	809,000	6.6

^ This includes wholesale subscribers to FOXTEL content.

~ Includes subscribers to FOXTEL services managed by FOXTEL and Telstra.

P.9

Telstra’s international strategy is to create profitable growth by enhancing the value of existing investments and developing new business opportunities primarily in the Asia-Pacific region.

Telstra continues to monitor and evaluate new business investment opportunities within a very disciplined framework and rigorous investment criteria.

Hong Kong CSL (CSL)

Market conditions have been adversely affected by SARS and an ongoing price war. Despite these challenges, CSL has continued its market leadership. Over the coming year, CSL will jointly develop data applications with Telstra for its core business and business opportunities in mainland China.

In September 2003, CSL launched Asia’s first EDGE (Enhanced Data Rates for GSM Evolution) network. EDGE will enable customers in Hong Kong to access mobile multimedia services at higher speeds and improve the quality of services such as Video Messaging, MMS, Java games, email and Wireless Application Protocol (WAP) browsing.

REACH Ltd (REACH)

REACH is Asia’s largest international wholesale carrier of voice and data services. REACH continues to operate in a very difficult environment with aggressive pricing due to an over supply of undersea cable capacity.

REACH has improved operational efficiency through effective information technology and systems integration, combined with improvements in productivity. The industry outlook remains poor.

TelstraClear

TelstraClear is our fully owned subsidiary operating in the New Zealand market. TelstraClear is the second largest full service provider in New Zealand and is continuing to grow its customer base across all segments of the telecommunications market. TelstraClear currently holds a 12% share of the market which we expect will grow strongly over the medium term.

	CSL		REACH		TelstraClear
•	Most profitable mobile operator in Hong Kong	•	Asia’s largest international wholesale carrier of combined voice and data services	•	Number two, full service provider in New Zealand

•	Approximately 16% market share	•	Challenging operating conditions continue	•	Approximately 12% market share in New Zealand

		•	Carried over 7 billion minutes of voice traffic in 2003

P.10

Telstra is committed to innovation. We have a number of exciting new services that have just been released which will drive profitable growth for the company. These services will continue to augment Telstra’s current solutions for our large corporate, small, medium business and government customers, together with driving satisfaction for our residential customers. Several important product developments that have recently been released by Telstra are summarised below.

Internet Protocol (IP) solutions

Telstra launched the first major IP telephony solution by an Australian carrier. Telstra’s IP telephony service provides a range of new multimedia and telephony features, for example allowing for voice telephone calls over the internet. This allows customers to reduce the costs of telephony. IP solutions enable business and governments to boost productivity and manage tight capital budgets with state-of-the-art technology.

BlackBerry®

In November 2003, the BlackBerry® for individuals was introduced. This device allows Telstra customers to wirelessly access their email, make phone calls, send SMS messages and browse web sites all from one handheld mobile device. The BlackBerry® to date has proved to be a successful solution for many of our business and government customers.

i-Mate™ mobile devices

From December 2003, Telstra has hosted a Microsoft Exchange 2003 email, calendar and scheduling solution for medium businesses and small corporate customers. This represents a further offering which boosts the productivity of Telstra’s medium businesses and small corporate customers.

Corporate Social responsibility

In October 2003, Telstra produced its first Corporate Social Responsibility Report. The report is a statement of principle about how we operate our business in terms of its impact on society and industry. It collates our existing and new activities that impact on the community, environment, economy and industry to provide greater transparency of reporting to our stakeholders.

The report is available at

www.telstra.com.au/communications/csr or by calling 1800 812 266.

P.11

selected items from the

statement of financial performance

		6 months to	6 months to
		31 Dec. 2003	31 Dec. 2002	change
		A$m	A$m	%
	Sales revenue	10,456	10,468	(0.1)
1	Total revenue (excluding interest)	10,826	11,367	(4.8)
2	Total expenses (excluding borrowing costs)	7,304	8,817	(17.2)
3	Net borrowing costs	355	432	(17.8)
	Profit before income tax expense	3,167	2,118	49.5
4	Income tax expense	874	968	(9.7)
	Net profit	2,293	1,150	99.4
	Outside equity interests in net loss	—	34	N/M
	Net profit available to Telstra Entity shareholders	2,293	1,184	93.7
	Interim ordinary dividends declared[1]	1,642	1,544	6.3
	Interim ordinary dividend per share (cents)[1]	13.0	12.0	8.3
	Special dividends declared	—	386	N/M
	Special dividend per share (cents)[1]	—	3.0	N/M
	Basic earnings per share[2]	17.9	9.2	94.6
	Dividend franking percentage at 30 percent tax rate	100%	100%

[1]	The 31 December 2003 interim ordinary dividend is scheduled to be paid on 30 April 2004, to shareholders who are registered as a shareholder on 26 March 2004, and will be fully franked at an income tax rate of 30%. The income tax payments anticipated to be made relating to earnings in the current year should enable full franking of the final 2004 dividend.

[2]	Our earnings per share for the half-year ending 31 December 2003 was based on a weighted average number of shares of 12,817,398,218 (2002: 12,866,600,200). The weighted average number of shares decreased due to the buy-back of 238,241,174 shares that took place on 23 November 2003.

P.12

discussion and analysis

1	Total revenue 4.8%	Total revenue (excluding interest) decreased by $541m to $10,826m, primarily due to:
		•	a decrease in sales revenue by $12m to $10,456m with mobile services and handsets, fixed to mobiles, internet and IP solutions and Sensis® (advertising and directories) revenues being the main areas of growth. The continuing impact of our rebalancing initiatives also resulted in an increase in basic access revenues partly offset by a decrease in local call and International Direct® revenues. Offsetting this growth is a decline in ISDN (access and calls), revenues from various controlled entities and other sales and services revenues; and

		•	other revenue decreased by $529m to $370m, primarily due to the decline in revenue from the sale of assets and investments. Included in the prior corresponding half-year was revenue from the sale of seven office properties for $570m, while in the current year we recognised revenue from the sale of our associated entity IBM Global Services Australia Limited (IBMGSA) of $154m.

2	Total expenses 17.2%	Total expenses (excluding borrowing costs) decreased by $1,513m to $7,304m primarily due to:
		•	a decrease in goods and services purchased by $321m, attributable to reduced network payments, a reduction in handset subsidies and our cost reduction programs;

		•	other expenses decreased by $362m due to the decline in the carrying value associated with assets and investments sold. Included in other operating expenses in the prior corresponding half-year was the carrying value of the seven office properties sold of $439m. This decline was partially offset in the current half-year by a modification to an information technology services contract with IBMGSA that resulted in a $130m expense being recognised upon sale of our shareholding in this entity;

		•	a decrease of $940m in our share of net loss from associates and joint venture entities mainly attributable to the $965m write down of our investment in REACH Ltd in the prior corresponding half-year; and

		•	depreciation and amortisation increased by $99m due to continued growth in our communications plant asset base and capitalised software development.

3	Net borrowing costs 17.8%	Net borrowing costs decreased by $77m to $355m, primarily due to lower borrowing costs as a result of the maturity of some of our interest-bearing liabilities offset by lower interest derived from the PCCW converting note. We also incurred additional borrowing costs in the prior corresponding period due to the close out of interest rate swaps.

4	Income tax expense 9.7%	Income tax expense decreased by $94m to $874m, giving an effective tax rate of 27.6%. The income tax expense benefited from a final adjustment as part of our election to enter tax consolidation. The benefit to income tax expense in the half-year ended 31 December 2003 amounted to $58m, which was attributable to a further reset of tax values.

P.13

selected items from the

statement of financial position

		As at	As at
		31 Dec. 2003	30 June 2003
		A$m	A$m
	Cash assets	559	1,300
	Other current assets	4,569	4,457
1	Total current assets	5,128	5,757
	Property, plant and equipment	22,666	23,012
	Other non-current assets	6,239	6,830
2	Total non-current assets	28,905	29,842
	Total assets	34,033	35,599
	Current interest-bearing liabilities	1,488	1,323
	Other current liabilities	3,535	4,511
	Non-current interest-bearing liabilities	10,796	11,232
	Other non-current liabilities	3,104	3,111
3	Total liabilities	18,923	20,177
4	Shareholders’ equity	15,110	15,422

selected items from the

statement of cash flows

		6 months to	6 months to
		31 Dec. 2003	31 Dec. 2002
		A$m	A$m
	Net cash provided by operating activities	2,925	2,951
	Net cash used in investing activities	(1,098)	(835)
5	Free cash flow	1,827	2,116
6	Net cash used in financing activities	(2,562)	(1,818)
	Net increase/(decrease) in cash	(735)	298

P.14

discussion and analysis

1	Total current assets	Total current assets decreased by $629m to $5,128m predominantly due to:

		•	a decrease in cash assets by $741m as a result of the decline in bank deposits, bills of exchange and promissory notes used primarily to fund our share buy-back.

2	Total non-current assets	Total non-current assets decreased by $937m to $28,905m due to:

		•	a decrease in receivables by $281m due mainly to a reduction in our cross currency swap hedge receivable, arising from exchange rate fluctuations;

		•	a decrease in property, plant and equipment by $346m due mainly to deprecation and amortisation charges and lower additions as a result of following our capital expenditure program; and

		•	a decrease in total intangibles by $156m due to amortisation charges and exchange rate movements.

3	Total liabilities	Total liabilities decreased by $1,254m to $18,923m due to:

		•	a decrease in current payables by $581m due to the timing of payments and expenditure, and a reduction in accruals required;

		•	a decrease in income tax payable by $304m mainly due to an increase in income tax paid arising from an alteration to our final June 2003 instalment and our PAYG instalment rate;

		•	a decrease in total interest-bearing liabilities by $271m mainly due to the maturity and revaluation of our loans and Telstra bonds partially offset by the increase in short-term debt to service working capital requirements and movements in our cross currency swap hedge payables; and

		•	a decrease in current revenue received in advance by $109m mainly due to the timing of revenue collections relating to Yellow Pages® and White Pages® directories.

4	Shareholders’ equity	Shareholders’ equity decreased by $312m to $15,110m primarily due to our net profit for the half-year of $2,293m being offset by the payment of the fiscal 2003 final ordinary dividend of $1,544m and the completion of our share buy-back amounting to $1,009m.

5	Free cash flow	Free cash flow decreased by $289m to $1,827m, primarily due to lower proceeds from asset and investment sales as the prior corresponding half-year included proceeds of $570m from the sale of seven office properties. Additionally, operating capital expenditure declined by $154m to $1,376m due to continued tight control of our capital expenditure program.

6	Net cash used in financing activities	Net cash used in financing activities increased by $744m to $2,562m, predominantly due to the share buy-back undertaken as part of our ongoing capital management program. In addition, positive free cash flow enabled us to fund the 2003 final ordinary dividend payment of $1,544m.

P.15

investor information

Access information about your holdings online via the internet

You can contact the Telstra Share Registry on 1300 88 66 77 or you can visit the Telstra Share Registry website at www.asxperpetual.com.au/telstra. From this site you can access holding information, make changes to your holding record and download forms to ensure your details are up to date.

You can access this information via a secure login using your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), as well as your surname or company name and postcode.

Becoming an electronic shareholder

Australian shareholders who have not already moved to receiving their communications electronically, may have received with their half-year report a form giving them the opportunity to become an electronic shareholder and assist the environment at the same time. Telstra is very pleased to be part of this worthwhile initiative which encourages shareholders to receive electronic rather than paper based communications. Telstra will make a donation of $2 to Landcare Australia for every shareholder who chooses to receive all their communications electronically and $1 for every shareholder who chooses to receive just their shareholder reports and notices of meetings electronically. You can find more information online at www.etree.com.au or www.landcareaustralia.com.au. Participation in the scheme is entirely voluntary. For shareholders who prefer to receive paper documents we will continue to send their information in hardcopy.

Keeping Telstra Australian owned

The Telstra Corporation Act restricts foreign ownership. That is, foreign persons collectively cannot control more than 35% of the non-Commonwealth owned Telstra shares and individual foreign persons cannot control more than 5% of them. Telstra will divest shares if an unacceptable foreign ownership situation arises. Telstra will also keep relevant stock exchanges advised of foreign ownership levels.

Retail Shareholders as at 31 December 2003*

	Number of	Number of
Shareholders by State	Shareholders	Shares
Australian Capital Territory	39,226	64,650,622
New South Wales	542,022	1,034,420,504
Northern Territory	8,540	12,060,440
Queensland	255,933	462,704,037
South Australia	132,819	231,791,902
Tasmania	25,345	41,187,849
Victoria	555,508	1,017,198,852
Western Australia	174,474	305,284,767

Total	1,733,867	3,169,298,973

* Retail Shareholders (holding less than 100,000 shares) as at 31 December 2003 .

BlackBerry® is a registered trade mark of Research in Motion.

FOXTEL ™ is a registered trade mark of Twentieth Century Fox Film Corporation.

FOXTEL® is a registered trade mark of Twentieth Century Fox Film Corporation.

i-Mate™ is a trade mark of Carrier Devices Ltd

P.16

contact details

Telstra Corporation Limited

Incorporated in the Australian Capital Territory

Telstra is listed on Stock Exchanges in Australia, New Zealand (Wellington), and the USA (New York)

General Enquiries

Australia: 1300 368 387
All Other: +61(8) 8308 1721

Registered Office

Level 41, 242 Exhibition Street
Melbourne Victoria 3000 Australia

Douglas Gration
Company Secretary
Ph: +61(3) 9634 6400

Principal Australian Office

242 Exhibition Street
Melbourne Victoria 3000 Australia

Investor Relations Unit

Level 36, 242 Exhibition Street
Melbourne Victoria 3000 Australia

David Anderson
Manager
Ph: +61(3) 9634 8632

The Telstra Share Registrar

ASX Perpetual Registrars Limited
PO Box 14300 MELBOURNE
Victoria 8001

Shareholder Enquiries

Australia: 1300 88 66 77
All other: +61(3) 9615 9126
email: telstra@asxperpetual.com.au
website: www.asxperpetual.com.au/telstra
Facsimile: +61(3) 9615 9911

Website

The Half-year Report can also be found via Telstra’s Investor Relations home page at: www.telstra.com.au/communications /shareholder

Mini Glossary

ADSL Asymmetric Digital Subscriber Line – a technology for transmitting digital information at high speed on existing phone lines to homes and businesses

CDMA Code Division Multiple Access – a digital mobile standard which provides voice, data, fax and short messaging services

GSM Global System for Mobile Communications – one of Telstra’s two digital mobile networks. GSM covers 96% of the Australian population. This system uses the customers’ personal SIM card

ISDN Integrated Services Digital Network – a fully digital service that allows higher quality dial up communications from 64Kbps to 2Mbps

ISP Internet Service Provider – provider of internet services to the consumer

MMS Multimedia Messaging Service – technology allowing mobile phone users to send colour photos, audio clips and text from their handsets

PSTN Public Switched Telephone Network – is accessible to all those with a telephone and access rights and refers to the worldwide voice telephone network

SMS Short Messaging Service – refers to the ability to receive and deliver text messages to mobile devices such as the mobile phone

3G Third Generation Mobile Technology – is an evolution of GSM and CDMA 2G and 2.5G technology to support voice and high speed data & multimedia services

1xRTT One Times Radio Transmission Technology – a 3G development of CDMA for high speed packet switched data

Designed and produced by The Ball Group Melbourne and Sydney TEL0053 2/04

Telstra – Australia’s
connection to the future

©Telstra Corporation Limited (ABN 33 051 775 556) 2004. ™Trade mark of Telstra Corporation Limited. ®Registered trade mark of Telstra Corporation Limited.

TelstraClear Information
12 March 2004

DISCLAIMER
These slides are provided to analysts and investors as support material for the discussions with TelstraClear management .The information in these slides has not been subjected to an independent audit and should not be relied upon by investors in making investment decisions.
They are not intended to be a summary of, or substitute for, information provided by Telstra to the market in its financial statements and annual report. In this material estimates have been developed by TelstraClear based on information and assumptions known to date.
They are subject to considerable uncertainties at this stage. Actual results could vary materially from these estimates.
They are not a forecast or representation by Telstra or any other person as to what will happen in the future.
Slide 2

Highlights
# Challenger for Choice — Leadership in delivery of simple and compelling offers # Continued Sales Growth — Retail revenue growth of 6.2% over pcp # Margin Expansion Continues — 1HFY04 EBITDA margin of 23.2% (up from 17.5% pcp) # Cost of Sales improvement — Reduction of costs from renegotiated bilateral agreements & migration of data circuits
TelstraClear is performing well, but we can do better
Slide 3

1HFY04 Financial Summary
Profit & Loss
Half Year ended 31 December 2003 2002 % NZ$m NZ$m change Total Revenue 336 325 +3.4% Operating Expenses 258 268 -3.7% Depreciation & 83 84 -1.2% Amorisation EBITDA 78 57 +37% EBIT (5) (27) Capital Expenditure 59 55 EBITDA margin 23.2% 17.5%
Reconciliation to Telstra’s Half-Year disclosure
Inter-company figures eliminated in Telstra’s Half-Year disclosure
Half Year ended 31 December 2003
NZ$m Total Revenue 15 Total Opex 2 EBITDA 13 EBIT 13
Includes inter-company revenues and expenses
Revenue growth and margin expansion driving profitability improvement
Slide 4

TelstraClear Financials
Includes inter-company revenues
Wholesale revenue decline due to re-negotiated international bilateral agreements, with equivalent reduction in outpayment costs
Entering EBIT positive territory, ahead of previous forecast
Slide 5

TelstraClear 1HFY04 Revenue Split
By Segment
By Product
Balanced portfolio of products
Slide 6

Customer metrics Market Share by Revenue 12% Total customers / accounts 410,000 HFC Network Addressable Penetration % Market
Wellington 106,000 39% Christchurch 53,000 34% Residential Off-Net accounts 287,000 Small Business & Home Business 57,000 accounts Commercial & Corporate 4,700 customers Business Access Lines 75,000 Business Resold Lines 10,000 Internet subscribers 280,000
Figures as at 31 December 2003
Customer number growth across all segments
Slide 7

Residential and Small Business
##Success in calling products through differentiated value offerings
– “Big NZ” launched February 2004
– Calls to Australia, USA and Canada or the UK and Ireland for the same rates as making a New Zealand national toll call
##New suite of on-net residential broadband packages launched 2 March 2004, current penetration close to 9%
##Focus on bundled offerings that promote two or more products
– 95% of on-net residential customers have 2 or more products
– 50% of off-net residential customers have 2 or more products
##SKY resale to be bundled with TelstraClear services in off-net areas
##Opportunities to grow consumer revenues through residential and JetStream resale
Addressable market in residential segment will expand with resale
Slide 8

Commercial & Corporate Business Markets
##Success in winning major corporate and government contracts including IAG, Cadbury Schweppes, Coca Cola, BP
Oil & Department of Corrections
##Continued leadership in advanced technologies and new service models – winner of Cisco’s “Asia Pacific IP Communications Partner of the Year”, February 2004
##Growth in small & medium size business revenues with resale of Telecom business lines
##Leverage Trans-Tasman capability
Continued success with corporates and trans-Tasman businesses
Slide 9

Product & Technology Update
##Deployment of business Wireless Local Loop ( Auckland, Rotorua, Napier & Dunedin) using Alvarion over 3.5GHz spectrum
##New next generation IN platform – eServe Global – deployed
##Trans-Tasman’s first Internet Protocol Virtual Private Network service (IP VPN), launched by Telstra and TelstraClear, September 2003
##NZ’s first free Spam protection deployed on ISPs, September 2003
##On-line pre-paid phone card service launched, October 2003
##Broadsoft soft-switch implementation with launch of Private Voice (IP Telephony) services in 4QFY04
##HFC network digitised
##DSL equipment deployed in all cabinets
Leaders and innovators in IP solutions
Slide 10

Regulatory Events
Significant upcoming issues: Minister’s decision on Commerce Commission’s Dec’03 recommendations not to regulate ULL & business grade wholesale DSL
##Residential Resale workshop
##Business Resale reconsideration application
##TSO – judicial review by Vodafone
##Decision on ULL and wholesale DSL by Minister
##Regulation of internet grade DSL
##Unbundled Partial Circuit – ensure Telecom delivers on its promise or seek regulation
##Likely mobile interconnection investigation launched
##Residential Resale determination
##Long Term Number Portability determination on cost allocation (local & mobile number portability)
##PSTN interconnection TSLRIC price review
March / April 2004 May / June 2004 July 2004
A number of regulatory decisions expected
Slide 11

Fixed Access Update
##Business access options include:
– Extension of network to new commercial & industrial developments
– Extending wireless local loop services to additional cities
– Leasing wholesale access from utility infrastructure suppliers
– Resale of Telecom business lines, access to wholesale DSL (JetStream & Layer2DSL) & wholesale access to Telecom unbundled partial circuits
– Access to Telecom’s unconditioned local loop*
##Residential access options include:
– Extension of wireline infrastructure to multiple dwelling units and new subdivisions
– Leasing wholesale access from utility infrastructure suppliers
– Review feasibility of residential wireless technologies
– Resale of Telecom residential lines & access to wholesale DSL (JetStream & Layer2DSL)
– Access to Telecom’s unconditioned local loop*
* Access yet to be determined
Various fixed access options to deliver services to more customers
Slide 12

Mobility Update
##Promoting efficient trans-Tasman industry structure
##Short-listed vendors developing efficient design
##Regulatory clarity
##Discussions ongoing with all parties
##Vodafone Agency agreement continues indefinitely
##Continue to win SME & Corporate mobile accounts
Various mobility options are being considered
Slide 13

TelstraClear Senior Leadership Team
Experienced executive team in place
Slide 14

TelstraClear Shareholding and Board
Strong support from Telstra and Board members
Slide 15

Outlook
##Focus on profitable revenue growth
##Capital expenditure – FY04 forecast remains NZ$160m
##Continued focus on opex management
##Continued regulatory activity in support of economic customer access to key bottleneck facilities
Slide 16

19 March 2004	088/2004

Telstra confident wholesale prices promote competition

Telstra today stated it was confident that the prices it charged wholesale competitors for broadband created a competitive market environment, whilst retail prices were significantly stimulating take-up.

Bill Scales, Group Managing Director, Regulatory, Corporate & Human Relations, said Telstra’s recent retail price reductions benefited customers in both metropolitan and regional areas throughout Australia.

“Telstra believes that the ACCC’s intervention in this very competitive market is unnecessary and could hinder the swift resolution of outstanding commercial negotiations,” Mr Scales said.

“Telstra has already negotiated commercial arrangements with the majority of our biggest wholesale competitors, and we are continuing to negotiate directly with our wholesale competitors.

“Consumers are voting with their feet, and the benefits are being shared across the entire broadband industry to the advantage of all providers.

“The ACCC’s decision to issue a Competition Notice is not a finding of guilt, nor does it imply the matter will automatically be adjudicated by a court.

“However, Telstra would be prepared to strongly defend its position should it be challenged.

“The majority of wholesale competitors with whom we have negotiated recognise that the new broadband prices are expanding the entire market for the benefit of all providers.

“A minority of wholesale competitors have refused to negotiate, however, and have instead embarked on a highly politicised approach calculated to spark regulatory intervention and prejudice the benefits consumers are enjoying,” Mr Scales said.

Telstra Media Contact
Rod Bruem
Mbl: 0438 288 010

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

Telstra Corporation Limited
1H 2004 Results Overview
CSFB Conference March 2004

Telstra – A Strong Performer

Dividend Yield % As at 20 February 2004
7
6
5
4
3
2
1
0
SBC
TELSTRA
Korea Telecom
AT&T
British Telecom
Verizon
TCNZ
Bell South
TELEF
SingTel
Vodafone
NTT
France Telekom
Deutsche Telekom
Baa3
Baa2
Baa1
A3
A2
A1
Aa3
Aa2
Aa1
Rating

Attractive yield
and strong rating

Telstra

Slide 2

Telstra – A Strong Performer
• Telstra has an impressive dividend yield, ROIC, EBITDA
• 14th largest telco globally by market capitalisation
• Strong Free Cash Flows
• Fully integrated model
• Robust balance sheet
• Rigorous CAPEX management
Attractive yield
and strong rating
Slide 2

Telstra's Market Share Remains Strong

Local
17%*
75%
Domestic LD
66%
International LD
53%
Mobile*
45%
Basic Access
15%*
76%
Data**
63%
Subscription TV
59%
Sensis Advertising (main media)
13%
Narrowband
24%
Broadband
23%
47%
Internet & IP**
39%
Telstra share
Other
Resold
Source Product Management Estimates

Telstra's full service model
is a competitive advantage

*Market Shares as at Oct 31 2003
**Market Shares as at June 2003

Telstra

Slide 3

Telstra’s Market Share Remains Strong
Slide 3

Significant Regulatory Settings in Place

Key regulatory settings now in place:

Significant upcoming issues:

USO/CSG review

- Mobile termination report
- Price caps review

Current events – Indicative dates

Digital HFC Investment Exemption	Accounting Separation reports released	Mobile Termination (final report)	USO Review	Price Caps
Dec 2003	Dec 2003	1st half 2004	1st half 2004	Jun 2005

Regulatory risks
are manageable

Telstra

Slide 4

Significant Regulatory Settings in Place
Key regulatory settings now in place:
• Regulated prices for wholesale services
• Safe harbour for Foxtel digital investment
Significant upcoming issues:
• USO/CSG review
• Mobile termination report
• Price caps review
Current events – Indicative dates
Digital HFC Accounting Mobile
Investment Separation reports Termination USO Exemption released (final report) Review Price Caps Dec 2003 Dec 2003 1st half 2004 1st half 2004 Jun 2005
Regulatory risks
are manageable
Slide 4

Financial Highlights
Business Growth
• Domestic Sales Revenue up 2%1
• Mobiles Revenue up 6%, SIOs up 15%
• Internet & IP Revenue up 18%, Broadband SIOs up 108%
• Sensis Revenue up 5%
Cost Management
• Operating Expenses down 4%2
• Margin Growth : Underlying EBITDA margin up 2% pts to 50.4%
• Cost reductions on track
Capital Management
• Free Cash Flow up 18% to $1.8b3
• Operating Capex down 11% (13% sales)
• Interim Ordinary Dividend Growth up 8% to 13cps
• Successful completion of $1b buyback
1. Less International, NDC and cable recovery
2. Underlying before depreciation, amortisation
3. Adjusted for one-off asset sales
Capex and Cost management
driving strong Free Cash flow
Slide 5

Reported Results
($ billions except EPS DPS) 1H03 1H04%* —— —— —— — Sales Revenue 10.5 10.5 (0.1) —— —— —— — EBIT 2.6 3.5 38.1 —— -— -— — NPAT & MI1 1.2 2.3 93.7 —— -— -— — EPS (cents) 9.2 17.9 94.6 —— -— —— — Operating CAPEX 1.6 1.4 (10.7) —— -— -— — Ordinary DPS (cents)2 12 13 8.3 —— — — —
* % calculated on actual numbers
1. Prior year includes impact of non cash Reach write-down of $965m
2. Excludes 3¢ Special Dividend 1H 03
Increased
Profits and Dividends
Slide 6

Incumbent Telco comparison

Revenue Growth

Singtel
Deutsche
TCNZ
Bell South
Verizon
SwissCom
TELSTRA
France Telecom
BT
Telecom Italia
Sprint
SBC
Qwest
AT&T
-10%
-5%
0%
5%
10%
15%
20%

EBITDA Margin

TELSTRA
Telecom Italia
Bell South
TCNZ
France Telecom
Singtel
SBC
SwissCom
Deutsche
BT
Verizon
AT&T
Sprint
Qwest
0%
10%
20%
30%
40%
50%
60%

Note:
Data sourced from most recently released financial reports

Solid performance
versus peers

Slide 7

Incumbent Telco comparison
Note:
Data sourced from most recently released financial reports
Solid performance
versus peers
Slide 7

Underlying Results
($ billions except EDITDA Margin) 1H03 1H04%* —— —— —— — Sales Revenue 10.5 10.5 (0.1) —— —— —— — Underlying Domestic Sales Revenue 9.5 9.7 1.8 —— -— -— — Operating Expenses 5.5 5.3 (4.1) —— -— -— — EBITDA 5.1 5.3 3.9 —— -— -— — EBIT 3.4 3.5 3.0 —— -— -— — NPAT & MI 2.02 2.1 5.7 —— —— -— — EBITDA Margin (%)1 48.4 50.4 2.0 —— —— —— — Free Cash Flow2 1.5 1.8 18.2 —— -— -— —
• % calculated on actual numbers
1. Absolute change in % calculation
2. Adjusted for large one off asset sales in 1H03 – Properties $570m
Margin expansion
driven by Operating cost reductions
Slide 8

Underlying Sales

Movement A$M

115
72
58
38
-25
-80
-107
FX -$93m

Strong Growth in mobiles, Internet & IP.

FX impacting HK CSL.

Slide 9

Underlying Sales
Growth in Revenue from A$M Actual Growth% Total mobiles 1,919 6.4 Internet & IP solutions 463 18.4 PSTN 4,047 1.5 Sensis (Advertising/Directories) 769 5.2 ISDN 471 (5.0) Other Sales & Service 322 (19.9) HK CSL 377 (22.1)
Strong Growth in mobiles, Internet & IP.
FX impacting HK CSL.
Slide 9

Operating Cost Reduction progress

$5,512m
TelstraClear property provision
Foxtel CSS
Wideband/Cable recovery prior year
HKCSL FX impacts
Network Payments
$5,182m
Total $172m
Commercial Initiatives
Six Sigma
TTIP Contract Services
IS productivity
NDC integration
$5,010m
Bad Debts/Lower Capitalisation/Other
Growth/Marketing
Customer Retention
Salaries
$5,284m
1H 03
Other
Cost Savings
Cost Pressures
1H 04

Cost Reductions
on track

Telstra

Slide 10

Operating Cost Reduction progress
Cost Reductions
on track
Slide 10

Reduced Operating Capital Expenditure

... Capex to Sales is falling

17%
$1,716
15%
$1,580
CAGR –9%
13%
$1,411
1H 02
1H 03
1H 04

Core Capex allocations remain tight ...

$1,580m
-11%
$1,411m
$74m
$68m
$782m
$200m
$201m
$138m
$117m
Offshore Self Funded
Compliance
Customer Demand
Asset Lifecycle Mgt
Efficiency
Retention
New Revenue Growth
$79m
$30m
$770m
$143m
$111m
$120m
$158m
+7%
-56%
-2%
-28%
-45%
-13%
+35%
1H 03
1H 04

Capital Allocation process
driving lower Capex spend

Telstra

Slide 11

Reduced Operating Capital Expenditure
Capital Allocation process
driving lower Capex spend
Slide 11

Free Cash Flow & Dividends Up

Tight Capex mgt, cost control have grown free cash flow ...
Large Asset sales[1]
$155m
$1,218m
$570m
$1,546m
+18%
CAGR 22.5%
$1,827m
1H 02
1H 03
1H 04
Free Cash Flow
... and Ordinary Dividends up
CAGR 17.5%
+8%
8
11
12
13
1H 01
1H 02
1H 03
1H 04
Ordinary Interim Dividend per share

Continuing strong growth in free cash flow

Telstra

Slide 12

Free Cash Flow & Dividends Up
1. Computershare in 1H02: Properties sale 1H03; No significant asset sales in 1H04
Continuing strong growth
in free cash flow
Slide 12

Financial Priorities:
Free Cash Flow & Revenue Growth
Operational excellence
• Improved EBITDA/EBIT Margin
• Process improvement using Six Sigma
• Tight capex management
• Customer satisfaction
Accretive acquisitions
• EPS accretive by year two(1), ROIC(2)
• Operational control
• Incremental in size
Target parameters
• Gross & Net Debt to Equity
• EBITDA/Net Interest
• Discretionary cash flow to net debt
Increase in long-term shareholder value
• Improve Return on Equity and EPS
• Flexible balance sheet settings
• Active Capital Management
1. Calculated on a pre-goodwill amortisation basis
2. Return above market consensus view of Telstra’s WACC
Strong Cash Flow
gives us Options
Slide 13

Revenue Growth
– Both Organic and Acquisitive
Maximise
traditional revenues
– Rebalancing
– Value Added Services
– Increase utilisation
– Price innovation
– Customer service
– Reduce costs / improve margin
Transformation
21st Century IP Network
Telstra is
customer driven
Grow New Wave
– Broadband
– Mobility
– Advertising
Services + Relationships + Efficiency
= Profitable Growth
Slide 14

Trading Post Group Pty Ltd: A High
Performance Acquisition
• Sensis acquires Trading Post Group Pty Ltd for $636 million
–An Australian icon in classified advertising
• A high performance business
– Fits Telstra acquisition criteria value – EPS accretive in year 2
–Significant upsides in the future
• High growth business in Telstra’s ‘New Wave’
• A key step in realising the Sensis growth strategy
–The leader in local, Australian advertising • Sensis will:
– Manage organic growth / Unlock synergies and new value
Meets strict investment criteria and
provides enhancement opportunities
Slide 15

A Paradigm Shift

Yesterday

Tomorrow

Broadband
everywhere
Ubiquitous
wireless
IP NETWORK
PSTN
access
Multi-access
innovative
devices

The shift to IP
can be managed effectively

Telstra

Slide 16

A Paradigm Shift
The shift to IP
can be managed effectively
Slide 16

Telstra International Strategy
FOCUS DRIVER APPROACH OUTCOMES
ACQUISTION DRIVEN
Mobility Asia • Core Competency • Direct Origination
• Scale
OPERATIONAL EXTENSION
CSL — China • Low Capital • Alliances Intensity Growth • Regulatory Reach • Strategic “Connection” • Traffic Consolidation
• Operational Consolidation Global Sales • Customers’ needs • Selected Presence
• Leadership Support
• Follow the Customer NZ • Scale • TelstraClear — Organic
• Integration benefits Respected Operational Disciplined Financial Growth Brand Competency Processes Strength Mindset
EPS Growth
Earnings Diversity
Grow Our Knowledge, Capability and Leadership
Slide 17

Telstra Path to Value Creation

Higher Growth	+	Lower Costs	=	Financial Outcomes
• Wireless • Broadband • Advertising • Digital Entertainment		• Service Rationalisation • Network Rationalisation • IT Savings • 6 Sigma Methodology		• Margin expansion • EPS growth • Cash flow growth • Capital management options
Increase market share in segments growing above industry average		**$800m reduction by 2006**		**Increased Shareholder Value**

On Track
to meet our objectives

Telstra

Slide 18

Telstra Path to Value Creation
Higher Growth + Lower Costs = Financial Outcomes
• Wireless • Service Rationalisation • Margin expansion
• Broadband • Network Rationalisation • EPS growth
• Advertising • IT Savings • Cash flow growth
• Digital Entertainment • 6 Sigma Methodology • Capital management options
Increase market share in segments growing above industry average
$800m reduction by 2006
Increased Shareholder Value
On Track to meet our objectives
Slide 18

Outlook
Business Growth
• – Mobiles – increase in ARPUs & Market Share
–Broadband – New plans stimulating demand
–Sensis – advertising growth opportunities
• Continue to increase utilisation of PSTN
Cost Management
• Revenue growth exceed cost growth – Margin expansion
• NGCR III implemented and on track – Additional initiatives being scoped
Capital Management Options
• Continuing Strong Free Cash Flows to enable:
– Pursuit of organic and acquisition opportunities
– Increased Dividends and Capital Returns where appropriate
Telstra leveraged for growth
Slide 19

5 April 2004	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

KAZ Group Limited

Telstra notes media speculation in today’s press concerning a possible transaction with KAZ Group Limited. While Telstra does not generally comment on media speculation, Telstra can confirm that it has been in discussion with KAZ. No decision to proceed with any transaction has been taken.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

7 April 2004

109/2004

Telstra announces plans to acquire KAZ Group Limited

Telstra today announced plans to acquire 100 per cent of the shares in Australian IT services company, KAZ Group Limited. The plan has been unanimously endorsed by KAZ directors and will involve Telstra paying 40 cents per share in cash via a Scheme of Arrangement.

Telstra Chief Executive Officer, Dr Ziggy Switkowksi, said the transaction positions Telstra well in the managed services and Information and Communications Technology (ICT) markets, by expanding Telstra’s IT services capability alongside its core strength in telecommunications.

“For Telstra, the transaction delivers increased capability in the ICT services market, a key driver of future growth for Telstra’s Business and Government division, by enabling us to serve an increasing number of customers who are looking to telecommunications companies as partners who deliver and manage their complex IT and Business Process Outsourcing (BPO) services requirements,” Dr Switkowski said.

“The combination of KAZ and Telstra’s current managed services activities will create a profitable business unit with initial revenues approaching $1 billion per year.”

KAZ Chief Executive Officer, Mr Peter Kazacos, who will continue to lead the business, said the transaction would take KAZ to the next stage of its development as a leading Australian-owned IT and BPO provider.

“We are excited about the opportunities that this transaction will bring by joining two established and respected companies with superior market positions,” Mr Kazacos said.

“This combination of KAZ’s and Telstra’s strengths increases the solutions and services offering we can provide our customers and ensures we can be a competitive provider of all their communications, IT and BPO needs.”

Telstra Chief Financial Officer, Mr John Stanhope, said that the transaction meets Telstra’s investment criteria, providing operational control, being cash flow positive in year one and being EPS accretive within two years.

Telstra Business and Government Group Managing Director, Mr David Thodey, said KAZ brings experienced people with skills in BPO, systems integration, consulting,

Telstra’s national media inquiry line is 13 1639 and Media Centre is located at:
www.telstra.com.au/communications/media

applications development and IT management services to complement Telstra’s existing managed services business and telecommunications expertise.

“Our current intention is to operate KAZ as a stand-alone ICT business of sufficient scale to create a powerful force in the ICT marketplace,” Mr Thodey said.

“This newly created business will allow Telstra to more effectively combine communication solutions and IT and BPO related services that, as a trusted and secure partner, will be managed and maintained on behalf of customers.”

“The acquisition facilitates the delivery of end-to-end communications solutions to business and government customers from the advisory and consulting phase through to the delivery and management phase.”

The offer price values KAZ equity (including share options) at $333 million and represents a 21 per cent premium to the volume weighted average share price of 33.2 cents since the announcement of KAZ’s current half year result on 24 February 2004 and a 27 per cent premium to the three month volume weighted average share price of 31.5 cents. The offer price also represents a multiple of 7.6 times FY04E normalised EBITDA of $44 million (based on the mid point of KAZ market guidance).

KAZ directors unanimously support the proposed Scheme of Arrangement in the absence of a superior offer and currently intend to vote in favour of the Scheme in relation to their personal shareholdings. Lyndsey Cattermole and Peter Draney, who are directors of KAZ and together own 12 per cent of the shares, have agreed to grant Telstra a call option over their respective shareholdings.

The transaction is subject to a number of conditions, including approval from KAZ shareholders and the court as well as material adverse change and other common deal closure provisions. It is expected that the scheme documents will be sent to shareholders in late May and that shareholders will have the opportunity to vote on the scheme in late June.

A KAZ Shareholder Information Line has been established to address KAZ Shareholder inquiries. The number is 1800 040 842. International calls +61 3 9415 4204.

Macquarie Bank Limited advised Telstra and N M Rothschild and Sons Limited advised KAZ on this transaction.

Attachment A – Key terms of the Merger Implementation Agreement.

Attachment B – Key terms of the Option Deed between Telstra and Shareholder A and Shareholder B.

Telstra Media Contact:	KAZ Media Contact:
Graeme Salt	Kevin Ryder
02 9298 5256	02 8263 2900

Attachment A

Key terms of the Merger Implementation Agreement

Telstra and KAZ Group have signed a Merger Implementation Agreement (“MIA”) dated 6 April 2004 which imposes obligations on them to proceed with the proposed scheme of arrangement. This attachment contains a summary only of the key points of the MIA. (The terms and conditions of the MIA will be set out in full in the scheme booklet.)

Conditions

Implementation of the scheme is subject to a number of conditions precedent which must be satisfied before the second court hearing, including:

•	(regulatory approvals) the obtaining of any approvals required from regulatory bodies (including ASIC and ASX) and government agencies which are necessary to implement the scheme;

•	(no prescribed occurrences and regulated events) there being no “prescribed occurrence” (broadly, the events listed in s652C of the Corporations Act) or “regulated event” (broadly, any return of capital or profits (other than the previously announced 2003 interim dividend), profit warning, disposal of the whole or a substantial part of the business or property, the acquisition or disposal of business or property in excess of $1 million or undisclosed capital expenditure in excess of $1 million) in relation to KAZ Group;

•	(no material adverse change) there being no event which could have a “material adverse effect” on the assets and liabilities, financial position and performance, business, operations, financial condition (including contingent liabilities), profits and losses or prospects of KAZ Group but excluding any effect arising from the termination or non-renewal of any customer contract or which could result in a diminution in KAZ Group’s net assets (excluding goodwill) of $5.7 million or more;

•	(no change in indices ) the S&P/ASX 200 Industrials index not falling by 15% or more, and the NASDAQ composite index not falling by 25% or more, from the closing levels on the last trading day before the date of the MIA;

•	(no warranty breach) no breach of warranty under the agreement by KAZ or Telstra;

•	(no restraints) there being no orders restraining implementation of the scheme;

•	(no penalties) KAZ Group not receiving any notice from a government agency that it may become liable for a penalty or breach of any law (other than a minor breach) and there is no circumstance in which the reputation of KAZ Group could be materially adversely effected; and

•	(shareholder approval) the approval of the scheme by the KAZ Group shareholders.

The scheme also requires Court approval.

No solicitation

KAZ Group has agreed not to solicit any competing offer or proposal from any third party to acquire 20% or more of the KAZ Group shares, or all or a material part of KAZ Group’s business or property or to acquire control of or otherwise acquire or merge with KAZ Group.

Break fee

KAZ Group has agreed to reimburse Telstra $3,300,000 of its costs, if:

•	a competing takeover, scheme or other proposal is announced and the bidder acquires a relevant interest in more than 50% of the KAZ Group shares and that takeover, scheme or proposal is or becomes unconditional;

•	a third party acquires or agrees to acquire the whole or a substantial part of KAZ Group’s assets, business or property;

•	any of the KAZ Group directors fails to make, or withdraws, a recommendation to shareholders in favour of the scheme except in circumstances where an independent expert report is commissioned by KAZ and that report fails to conclude that the transaction is in the best interests of KAZ Group shareholders; or

•	any of the KAZ Group directors endorses or otherwise supports a competing takeover, scheme or other proposal to acquire the shares of KAZ Group or the whole or a substantial part of KAZ Group’s assets, business or property.

Each party has agreed to reimburse the other $3,300,000 of its costs if the other terminates the agreement in circumstances where the non-terminating party is in material breach of the MIA.

Option holders

There will be a separate scheme of arrangement between KAZ Group and its option holders which, if approved by option holders and the court, will result in all the options being cancelled in return for an amount calculated by reference to the Black-Scholes option valuation methodology, taking into account the terms and conditions of the options.

Termination

The MIA may be terminated in a number of circumstances before the second court hearing, including:

•	by either party, if the other is in material breach, or the scheme is not approved by shareholders or the court, or the scheme has been restrained by a court or governmental agency, or the conditions precedent are not satisfied or waived or the court has not approved the scheme before 30 September 2004 or such other date as the parties may agree; and

•	by Telstra, if a majority of KAZ Group directors withdraw or change their recommendation of the scheme or recommend or otherwise endorse a competing transaction, or a takeover bid is made which offers superior consideration to that offered by Telstra under the Scheme or if a person (other than Peter Kazacos or Telstra) acquires control over at least 25% of the votes.

Attachment B

Key terms of the option granted to Telstra by Lyndsey Cattermole and Peter Draney

On 6 April 2004, Lyndsey Cattermole and Peter Draney granted Telstra an option to acquire their respective 6.1% holdings of KAZ Group shares. (The total KAZ Group shares which are the subject of the option deeds is 100,475,555 or 12.2%.) The key terms of the option deeds are summarised below.

•	(Consideration) - If the option is exercised, Telstra will pay to Lyndsey Cattermole and Peter Draney the same amount per KAZ Group share as it pays to all other KAZ Group shareholders.

•	(Exercise period) – The option can only be exercised by Telstra during a 20 business day period which ends on the earlier of:

o	the date 20 business days after the date of the conclusion of the shareholder meeting for the scheme of arrangement or, if a shareholder meeting is not convened by KAZ Group within 3 months after the date of the deed, the date that is 3 months after the date of the deed;

o	if a higher alternative proposal (which is a takeover bid) has been announced and that bid becomes or is declared unconditional and the bidder has acquired a relevant interest in more than 50% of the KAZ Group ordinary shares, the date that is the later of:

(i)	one month after that higher alternative proposal was announced; and

(ii)	10 business days after the later of the bidder announcing that : (A) it has relevant interests in more than 50% of the KAZ Group shares, and (B) the takeover bid has become unconditional; and

o	30 September 2004.

At the end of the exercise period, the option will lapse.

•	(Scheme not approved and no alternative proposal) – If the scheme is not approved by shareholders or the court, and no alternative proposal has been announced, the option will immediately lapse.

•	(Effect of higher rival proposals) – Telstra may only exercise the option if a third party has announced a higher alternative proposal and Telstra has subsequently announced a matching or higher proposal of its own. In addition, in order for the option to be exercised, at least one of the following must have happened:

o	a third party has relevant interests in more than 50% of the KAZ Group shares;

o	the Telstra proposal, if a scheme of arrangement, has been approved by KAZ Group shareholders or Telstra has relevant interests in more than 50% of the KAZ Group shares; and, if the Telstra proposal is subject to any defeating conditions (other than any condition not waivable by Telstra or a condition the satisfaction or non satisfaction of which is within the power of KAZ Group), Whistle waives, or announces an intention to waive, the conditions;

o	KAZ Group has agreed to sell the whole or a substantial part of its assets, business or property to a person other than Telstra; or

o	KAZ Group has agreed to propose a capital reduction or shareholder holder approval resolution under Item 7 of section 611 of the Corporations Act which, if approved, would result in a person other than Telstra having relevant interests in more than 50% of KAZ Group’s ordinary shares.

•	(Voting) – Lyndsey Cattermole and Peter Draney remain free to vote their shares as they see fit.

Telstra Corporation Limited Acquisition of KAZ Group Limited
Wednesday, 7 April 2004

Agenda
• Executive Summary 3
• Telstra Services Solutions 4
• Transaction Overview 6
• KAZ Overview 9
• Telstra and KAZ 12
• Impact on Telstra 14
• Summary 16
Slide 2

Executive Summary
• Telstra to acquire KAZ via a Scheme of Arrangement for a purchase consideration of 40 cents per share, equivalent to total consideration of $333 million
• Proposed acquisition has unanimous KAZ Board recommendation
• KAZ is a very attractive fit for Telstra given its complementary skill set
• Strong government and mid-market customer relationships with significant annuity revenues in growing Business Process Outsourcing (BPO) sector
• Following the acquisition, Telstra will be uniquely positioned to meet the challenges posed by multinational Information Communication Technology (ICT) players
• Acquisition meets all Telstra’s acquisition criteria
• EPS accretive in FY06 • Cash flow positive FY05
• Operational control • ROIC above market consensus WACC in FY06
• Telstra is committed to its Capital Management Program
A strategic acquisition
at a fair price
Slide 3

Telstra Services Solutions
Grow presence and increase revenue from ICT
BPO Processes driving IT and data demand
ICT Solutions IT consulting, systems integration, IT outsourcing & processing, network integration, VOIP, ASP, Hosting
Value Added Datacom Services Managed data networks, IP VPN
Infrastructure / Network Services Voice, Data, Internet / IP and Mobile networks
• Strengthens Telstra’s position in the ICT market
• Highly complementary competencies and capabilities
• Ability to provide end-to-end service deepens customer relationships
• Increases Telstra’s exposure to fast growing BPO segment
Meets customer demands to provide
a full range of ICT solutions
Slide 4

Telstra Services Solutions
Telstra + KAZ = 6th largest ICT provider in Australia*
ICT Revenue $m
$3,500 $3,000 $2,500 $2,000 $1,500 $1,000 $500 $-
IBM GS HP EDS Unisys CSC Telstra + KAZ Fujitsu Telstra KAZ CITEC Atos
• Telstra traditionally strong in Tier 1 segment
• KAZ is leader in Tier 2 segment
• Combination creates a strong competitor to large multinational IT firms
• Approaching $1 billion annual revenues
• Within reach of number 3 player
(*) excludes carriage revenue
Combined capabilities provide a
strong platform for growth
Slide 5

Transaction Overview
Sale Process and Integration
• Exclusive sale process involving completion of detailed due diligence by Telstra
• Transaction unanimously recommended by Board of KAZ in the absence of a superior proposal
• KAZ’s directors intend to vote in favour of proposal in relation to their personal shareholdings
• KAZ’s key senior management team, including founder and CEO Peter Kazacos, are committed to the business on a go-forward basis
• Detailed integration plan has been established – implementation will be a collaborative exercise involving KAZ management
• New business will operate as a standalone division within the Telstra Business and Government segment
Well planned process
will mitigate integration risk
Slide 6

Transaction Overview
Total Acquisition Cost
• Cash offer to acquire all outstanding KAZ ordinary shares for $0.40 per share, equivalent to total consideration of $333 million, including unlisted options (approx. $2 million)
– Goodwill $113 million
– Identifiable Intangibles $179 million
• Offer implies a premium of
– 27% based on 3 month VWAP of 31.5 cps
– 21% based on VWAP of 33.2 cps since 1H FY04 results announcement on 24 Feb
• 7.6x FY04E Normalised EBITDA $44 million (mid point of KAZ market guidance)
• KAZ ungeared on a net debt basis
• Acquisition will be funded utilising existing Telstra bank facilities
Fair price for strategic asset
Slide 7

Transaction Overview
Timetable and Conditions
• Merger by way of Scheme of Arrangement
– Documentation expected to be mailed to KAZ shareholders during May
– Transaction expected to close in July 2004
• Break fee of $3.3 million payable to Telstra in agreed circumstances if recommendation by KAZ Board changes
• Break fee of up to $3.3 million payable by each party to the other where the party is in material breach of the Merger Implementation Agreement
• Key conditions include
– KAZ material adverse change
– KAZ shareholder approval
– Court approval
Acquisition process expected to be
completed by July 2004
Slide 8

KAZ Overview
Key Features
KAZ has national coverage and significant growth opportunities
• Recognised and respected IT Services brand
• Over 25 years IT experience (Aspect founded in 1975 and KAZ founded in 1988)
• Strong relationships in government and corporate customer base
• Solid profitable growth over a 5 year period, with revenues in excess of $350 million per annum in FY03A
• Proven competencies and capabilities in IT Services, BPO, Applications and Services Management
• Growth strategies in place and evident
• History of innovation and flexibility
KAZ is the
leading Australian owned IT provider
Slide 9

KAZ Overview
Business Description

Revenue Breakdown by Division (1H04A)

KSS
3%
KBS
26%
KTS
71%

EBITDA Breakdown by Division (1H04A)

KSS
1%
KBS
43%
KTS
56%

Telstra

Slide 10

KAZ Overview
Business Description
KAZ Technology Services (KTS) • IT Services / Outsourcing • Applications development
• Systems integration
• Infrastructure management KAZ Business Services (KBS) • Business Process Outsourcing • Superannuation fund administration
• Bureau services KAZ Software Solutions (KSS) • Proprietary Software Development • Superannuation fund administration (Atune)
• Document imaging (DIPS)
• Enterprise management (Fundi)
Slide 10

KAZ Overview
Sales and Earnings Growth
• Earnings guidance for FY04E reflects strong top line growth and a solid EBITDA performance on a normalised basis
$m FY03A1 1H FY04A2 FY04E2 Revenue 357.7 215.0 400-410 EBITDA 33.8 16.4 33-37 EBITDA (Normalised) 39.7 21.5 42-46 Free cash flow3 6.8 3.3 N/A
1. EBITDA normalised for redundancies, development costs relating to generational upgrade in Atune software and accounting adjustments as disclosed in FY04 Half Year Results Investor Presentation
2. As per FY04 Half Year Results Investor Presentation
3. Free cash flow = Operating cash flow less Investing cash flow
Track record of solid performance
with growth opportunities
Slide 11

Telstra and KAZ
Customer Benefits
• Combination of Telstra and KAZ will create a strong Australian-owned alternative to major ICT multinationals
• KAZ is an excellent fit with Telstra’s existing managed and e-business services with few overlapping businesses/ competencies
• Complementary nature of skills and capabilities will enable the new business to offer complete solutions, expand into new markets and have less reliance on partners
• Customers will continue to benefit from KAZ’s flexible ‘can do’ culture and responsive approach to business
Customers to benefit
from complementary skills
Slide 12

Telstra and KAZ
Enhancement Opportunities
• Enhancement value partly offset by integration costs in FY05E and FY06E
• Transaction forecast to deliver net synergies of $17m EBITDA in FY07E
Revenue
• Delivery of end-to-end ICT solutions is expected to deliver
– Reduced customer churn
– Market share gains
– Cross-sell benefits in both Telstra and KAZ clients (e.g. pull-through carriage revenues)
• Leverage complementary expertise in BPO (manual and automated) in existing and new verticals
Costs
• Facilities management – improved operational efficiency
• Telstra’s SI/ Applications Development projects – in-source a component
• Reduction in public listing and associated administration costs
Substantial enhancement benefits
to flow from FY07E
Slide 13

Telstra
Financial Impact
• Fair acquisition price for leading Australian # IT Services company
• Acquisition FY04E EBITDA Multiple – 7.6 times1 #
• EPS accretive within 2 years #
• Cash flow positive in year 1 #
• ROIC above Telstra WACC2 within 2 years #
• Operational control #
1. FY04E EBITDA normalised for non-recurring items (mid-point of KAZ market guidance)
2. Market consensus view of Telstra’s WACC
Acquisition of KAZ meets
Telstra’s strict acquisition criteria
Slide 14

Telstra
Financial Priorities – A recap
Operational
excellence
• Improved EBITDA/EBIT Margin
• Process improvement using Six Sigma
• Tight capex management
• Customer satisfaction
Accretive
acquisitions
• EPS accretive by year two(1), ROIC(2)
• Operational control
• Incremental in size
Target parameters
• Gross & Net Debt to Equity
• EBITDA/Net Interest
• Discretionary cash flow to net debt
Increase in long-term
shareholder value
• Improve Return on Equity and EPS
• Flexible balance sheet settings
• Active Capital Management
1. Calculated on a pre-goodwill amortisation basis
2. Return above market consensus view of Telstra’s WACC
Strong cash flow gives us options
Slide 15

Summary
• KAZ is a growth business with a track record of solid performance
• KAZ will contribute to Services Solutions
– Recognised and trusted brand
– Broad range of complementary capabilities
– Industry leading customer service standards
• Meets Telstra’s strict investment criteria
• Unanimously recommended by Board of KAZ
• Telstra remains within its target financial parameters after this acquisition
– Committed to Capital Management
A strategic acquisition
at a fair price
Slide 16

Thank You
Questions
Slide 17

603 Page 1/3 15 July 2001

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	KAZ Group Limited

ACN/ARSN	004 124 405

1. Details of substantial holder (1)

Name	Telstra Corporation Limited (“Telstra”) and each of the persons set out in Annexure “A” (“Telstra Group”)
ACN/ARSN (if applicable)	051 775 556

The holder became a substantial holder on	06/04/2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person’s votes (5)	Voting power (6)
Ordinary	100,475,555	100,475,555	12.15%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Telstra	Relevant interest under section 608(1) Corporations Act – Telstra has a call option to acquire 50,187,778 ordinary shares in certain circumstances under an option deed dated 6 April 2004 between Telstra and Margaret Lyndsey Cattermole (a copy of which is attached as Annexure “B”)*	50,187,778 ordinary shares

Telstra	Relevant interest under section 608(1) Corporations Act – Telstra has a call option to acquire 50,287,777 ordinary shares in certain circumstances under an option deed dated 6 April 2004 between Telstra and Pete Draney (a copy of which is attached as Annexure “C”)*	50,287,777 ordinary shares

Telstra Group	Each entity has a relevant interest under sections 9 and 608 of the Corporations Act as associates of Telstra	100,475,555 ordinary shares

*Telstra’s power to vote the shares the subject of these option deeds is qualified in that:

•	Neither deed confers on Telstra any power to exercise, control the exercise of, or influence the exercise of, the voting powers of the shares and it would have no such power unless and until the option is exercised; and

•	If the option is exercised, and then only after Telstra becomes the registered holder of the shares, Telstra will have the power to vote the shares.

Telstra’s power to dispose of the shares the subject of these option deeds is qualified in that it is not the registered holder of the shares and would only have the power to dispose of the shares if and when the option was exercised.

4. Details of present registered holders

603 Page 2/3 15 July 2001

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Person entitled to
	Registered holder	be registered as	Class and number of
Holder of relevant interest	of securities	holder (8)	securities
Telstra	Margaret Lyndsey Cattermole	Margaret Lyndsey Cattermole (Telstra will be entitled to be registered as holder if the option in respect of these shares is exercised)	50,187,778 ordinary shares

Telstra	Pete Draney	Pete Draney (Telstra will be entitled to be registered as holder if the option in respect of these shares is exercised)	50,287,777 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

		Consideration (9)		Class and number of
Holder of relevant interest	Date of acquisition	Cash	Non-cash	securities
Telstra	6 April 2004	See Annexure “B”	—	50,187,778 ordinary shares
Telstra	6 April 2004	See Annexure “C”	—	50,287,777 ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Telstra Group	Under section 12(2) Corporations Act each of the entities set out in Annexure “A” is an associate of Telstra as a body corporate controlled by Telstra

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Telstra	Level 41, 242 Exhibition Street, Melbourne VIC 3000
Telstra Group	c/- Level 41, 242 Exhibition Street, Melbourne VIC 3000

Signature

print name	Douglas Gration	capacity	Company Secretary

sign here		date	8/4/02

603   page 3/3      15 July 2001

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7)	Include details of:

(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

     See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown”.

(9)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Legal Group Structure	ANNEXURE A

	Country of	Immediate	Ultimate
Company name	Incorporation	%	%
Parent Entity
Telstra Corporation Limited	Australia

Controlled Entities
On Australia Pty Limited	Australia	100.00%	100.00%
Telstra Corporate Services Pty Limited	Australia	100.00%	100.00%
Telstra ESOP Trustee Pty Limited	Australia	100.00%	100.00%
Telstra Finance Limited	Australia	100.00%	100.00%
Telstra Growthshare Pty Ltd	Australia	100.00%	100.00%
Telstra International Limited	Australia	100.00%	100.00%
Telstra Media Pty Limited	Australia	100.00%	100.00%
Telstra Multimedia Pty Limited	Australia	100.00%	100.00%
Telstra Rewards Pty Ltd	Australia	100.00%	100.00%
Transport Communications Australia Pty Ltd	Australia	100.00%	100.00%

Network Design and Construction Limited	Australia	100.00%	100.00%
-NDC Global Holdings Pty Limited	Australia	100.00%	100.00%
NDC Telecommunications India Private Limited	India	96.00%	96.00%
PT NDC Indonesia	Indonesia	95.00%	95.00%
NDC Global Phillipines, Inc	Philippines	100.00%	100.00%
NDC Global Holdings (Thailand) Limited	Thailand	90.40%	90.40%
- NDC Global Services (Thailand) Limited	Thailand	51.00%	51.00%
NDC Global Services Malaysia Sdn.Bhd	Malaysia	100.00%	100.00%
-NDC Global Services Pty Limited	Australia	100.00%	100.00%

Sensis Pty Ltd	Australia	100.00%	100.00%
-Trader.com (Australia) Holdings Pty Limited	Australia	100.00%	100.00%
Trading Post Group Pty Limited	Australia	66.99%	66.99%
-Collectormania Australia Pty Ltd	Australia	100.00%	100.00%
-The Personal Trading Post Pty Limited	Australia	100.00%	100.00%
-Just Listed Pty Limited	Australia	100.00%	100.00%
-Ad Mag SA & NSW Pty Ltd	Australia	100.00%	100.00%
Ad Mag AGI Pty Limited	Australia	100.00%	100.00%
-Trader.com Australia Warranties Pty Limited	Australia	100.00%	100.00%
Warranty Direct (Australia) Pty Ltd	Australia	100.00%	100.00%
-The Melbourne Trading Post Pty Ltd	Australia	100.00%	100.00%
The National Trading Post Pty Ltd	Australia	100.00%	100.00%
Australian Retirement Publications Pty Ltd	Australia	100.00%	100.00%
-Auto Trader Australia Pty Ltd	Australia	100.00%	100.00%
WA Auto Trading Pty Ltd	Australia	100.00%	100.00%
Sydney Buy & Sell Pty Ltd	Australia	100.00%	100.00%
Sydney Auto Trader Pty Ltd	Australia	100.00%	100.00%
-Trader.com (Australia) Pty Limited	Australia	100.00%	100.00%
Trading Post Australia Pty Limited	Australia	100.00%	100.00%
Appraised Staff Agency Pty Ltd	Australia	100.00%	100.00%
Tradernet Pty Limited	Australia	100.00%	100.00%
Trading Post Classifieds Pty Limited	Australia	100.00%	100.00%
Trading Post On Line Pty Limited	Australia	100.00%	100.00%
Research Resources Pty Ltd	Australia	100.00%	100.00%
Queensland Trading Post Pty Ltd	Australia	100.00%	100.00%
Trading Post Marketing (QLD) Pty Ltd	Australia	100.00%	100.00%
Trading Post on the Net Pty Ltd	Australia	100.00%	100.00%

Telstra in Confidence

Legal Group Structure	ANNEXURE A

	Country of	Immediate	Ultimate
Company name	Incorporation	%	%
-Trading Post Group Pty Limited	Australia	33.01%	33.01%
-CitySearch Australia Pty Ltd	Australia	100.00%	100.00%
CitySearch Canberra Pty Ltd	Australia	100.00%	100.00%
-Sensis Holdings Pty Ltd	Australia	100.00%	100.00%
Invizage Pty Ltd	Australia	75.00%	75.00%

Telstra CB Holdings Limited	Australia	100.00%	100.00%
-Telstra CB.Com Limited	Australia	100.00%	100.00%
-Telstra CB.fs Limited	Australia	100.00%	100.00%
Telstra eBusiness Services Pty Limited	Australia	100.00%	100.00%
Australasian Insurance Systems Pty Ltd	Australia	100.00%	100.00%
DBA Ltd	Australia	100.00%	100.00%
Brokerlink Pty Ltd	Australia	81.33%	81.33%
DBA Computer Systems Pty Ltd	Australia	100.00%	100.00%
Unilink Group Pty Ltd	Australia	100.00%	100.00%
TRC Computer Systems Pty Ltd	Australia	100.00%	100.00%
-Telstra CB.net Limited	Australia	100.00%	100.00%

Telstra Communications Limited	Australia	100.00%	100.00%
-Telecom Australia (Saudi) Company Limited	Saudi Arabia	50.00%	50.000%

Telstra Holdings Pty Ltd	Australia	100.00%	100.00%
-Beijing Australia Telecommunications Technical	China; People’s	100.00%	100.00%
Consulting Services Company Limited	Republic of:
-Telstra Global Limited	United Kingdom	100.00%	100.00%
PT Telstra Nusantara	Indonesia	100.00%	100.00%
Telstra Europe Limited	United Kingdom	100.00%	100.00%
Cable Telecom (GB) Limited	United Kingdom	100.00%	100.00%
Cable Telecom (Europe) Limited	United Kingdom	100.00%	100.00%
Cable Telecommunication Limited	United Kingdom	100.00%	100.00%
-Telstra Holdings (Bermuda) No 1 Limited	Bermuda	100.00%	100.00%
-Telstra Holdings (Bermuda) No 2 Limited	Bermuda	100.00%	100.00%
Telstra CSL Limited	Bermuda	100.00%	100.00%
Bestclass Holdings Ltd	Virgin Islands (British)	100.00%	100.00%
Hong Kong CSL Limited	Hong Kong	100.00%	100.00%
CSL Limited	Hong Kong	100.00%	100.00%
Integrated Business Systems Limited	Hong Kong	100.00%	100.00%
One2Free Personalcom Limited	Hong Kong	100.00%	100.00%
-Telstra IDC Holdings Limited	Bermuda	100.00%	100.00%
-Telstra Inc	United States	100.00%	100.00%
-Telstra India (Private) Limited	India	100.00%	100.00%
-Telstra International HK Limited	Hong Kong	100.00%	100.00%
-Telstra Japan Retail KK	Japan	100.00%	100.00%
-Telstra Singapore Pte Ltd	Singapore	100.00%	100.00%
-Telstra New Zealand Holdings Limited	New Zealand	100.00%	100.00%
TelstraClear Limited	New Zealand	100.00%	100.00%
Saturn Communications Limited	New Zealand	100.00%	100.00%
TelstraSaturn Holdings Limited	New Zealand	100.00%	100.00%
CLEAR Communications Limited	New Zealand	100.00%	100.00%

Telstra Media Holdings Pty Limited	Australia	100.00%	100.00%
-Telstra Enterprise Services Pty Limited	Australia	100.00%	100.00%
Telstra Limited	New Zealand	100.00%	100.00%
-Telstra Pay TV Pty Limited	Australia	100.00%	100.00%

Telstra in Confidence

Legal Group Structure	ANNEXURE A

	Country of	Immediate	Ultimate
Company name	Incorporation	%	%
Telstra New Wave Pty Ltd	Australia	100.00%	100.00%
-Customer Contact Technologies Pty Ltd	Australia	100.00%	100.00%
-Data & Text Mining Technologies Pty Ltd	Australia	100.00%	100.00%
-Hypertokens Pty Ltd	Australia	100.00%	100.00%
-Lyrebird Technologies Pty Ltd	Australia	100.00%	100.00%

Telstra OnAir Holdings Pty Ltd	Australia	100.00%	100.00%
-Telstra OnAir Infrastructure Holdings Pty Ltd	Australia	100.00%	100.00%
Telstra 3G Spectrum Holdings Pty Ltd	Australia	100.00%	100.00%

This is Annexure A of 3 pages referred to in the Form 603 Notice of Initial Substantial Holder.

Name:	Douglas Gration
Capacity:	Company Secretary, Telstra Corporation Limited

Signature

Date:	8 April 2004

Telstra in Confidence

Annexure B – Option deed with Margaret Lyndsey Cattermole

See attached option deed.

This is Annexure “B” of 16 pages referred to in ASIC Form 603 – Notice of Initial Substantial Holder signed by me and dated 8 April 2004

Name:	Douglas Gration
Capacity:	Company Secretary

Signature

Date:	8/4/04

Option Deed

Telstra Corporation Limited
ABN 33 051 775 556

and

Margaret Lyndsey Cattermole

Freehills

MLC Centre Martin Place Sydney New South Wales 2000 Australia
Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000
www.freehills.com DX 361 Sydney

SYDNEY MELBOURNE PERTH BRISBANE HANOI HO CHI MINH CITY SINGAPORE
Correspondent Offices JAKARTA KUALA LUMPUR

Liability limited by the Solicitors’ Limitation of Liability Scheme, approved under the
Professional Standards Act 1994 (NSW)
Reference FGH:AJR:

This deed

is made on 6 April 2004 between the following parties:

1.	Telstra Corporation Limited ABN 33 051 775 556 of Level 41, 242 Exhibition Street, Melbourne, Victoria 3000 (Telstra)

2.	Margaret Lyndsey Cattermole of 70 Berkeley Street, Hawthorn, Victoria 3122 (Ms Cattermole)

Recitals

A.	Ms Cattermole is the registered holder and the beneficial owner of 50,187,778 ordinary shares in KAZ.

B.	KAZ intends to propose the Scheme and Telstra intends to participate in the Scheme.

C.	Ms Cattermole has agreed to grant to Telstra an option to acquire from Ms Cattermole the Option Shares on the terms and conditions of this deed.

D.	Ms Cattermole and Telstra intend that Ms Cattermole will receive the benefits under the Scheme which are received by the other KAZ shareholders and will not suffer any detriment compared to the benefits received by the other KAZ shareholders under the Scheme.

The parties agree

in consideration of, among other things, the mutual promises contained in this deed:

1	Interpretation

1.1	Definitions

The following definitions apply in this document.

Alternative Proposal means a takeover bid (as defined in the Corporations Act) in relation to KAZ or a definitive proposal by KAZ or a Related Entity of KAZ for a scheme of arrangement, capital reconstruction, disposal of the whole or a substantial part of the assets, business or property of KAZ (or any subsidiary) or other similar transaction for or in relation to KAZ, its share capital or its assets, business or property in each case;

Business Day means:

(a)	for determining when a notice, consent or other communication is given, a day that is not a Saturday, Sunday or public holiday in the place to which the notice, consent or other communication is sent; and

(b)	for any other purpose, a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Sydney;

CHESS has the meaning given to it in the SCH Business Rules;

CHESS Sub-Register has the meaning given to it in the SCH Business Rules;

Corporations Act means the Corporations Act 2001 (Cth);

Encumbrance means a mortgage, charge, pledge, lien, hypothecation or third party interest of any kind whatever, or an agreement to create any of them or to allow any of them to exist;

Exclusivity Period means the period from the date of this deed until the end of the Option Period or until the Option lapses whichever happens first;

Exercise Notice means a notice given by Telstra to Ms Cattermole under clause 2.6 substantively in the form of schedule 1;

Exercise Consideration means $0.40 in respect of each Option Share or such higher amount, if any, that Telstra pays under a Matching Alternative Proposal;

Higher Alternative Proposal means an Alternative Proposal, proposed by a person other than Telstra (or a related body corporate of Telstra), that offers Value that is higher than the consideration payable under the Telstra Proposal;

KAZ means KAZ Group Limited (ABN 25 002 124 405);

HIN has the meaning given to it in the SCH Business Rules;

Issuer Sponsored Statement has the meaning given to it in the SCH Business Rules;

Issuer Sponsored Sub-Register has the meaning given to it in the SCH Business Rules;

Matching Alternative Proposal means an Alternative Proposal proposed by Telstra under which Telstra increases the consideration provided under the Scheme or otherwise announces an Alternative Proposal, whether or not conditional, which offers Value as at the date of its announcement at least equal to the Value offered under the relevant Higher Alternative Proposal as at the same date;

Option means the call option granted by Ms Cattermole to Telstra under clause 2;

Option Shares means 50,187,778 ordinary shares in KAZ;

Option Period has the meaning given to it in clause 2.2;

Purchase Consideration means the amount equal to the Exercise Consideration multiplied by the number of Option Shares, rounded down to the nearest whole number where a fraction;

Related Entity has the meaning it has in the Corporations Act;

Representatives in relation to a party means:

(c)	each of the party’s related bodies corporate; and

(a)	the party’s or any of its related bodies corporate’s:

(1)	directors, officers, employees; and

(2)	agents (including financial, legal and accounting advisers);

SCH means the securities clearing house for “CHESS Approved Securities” or any clearing house or other entity which is substituted for it;

SCH Business Rules means the business rules of SCH;

Scheme means a scheme of arrangement by KAZ pursuant to which Telstra is to acquire all of the ordinary shares in KAZ for a consideration of $0.40 per KAZ ordinary share;

Settlement Date means the date which is 5 Business Days after Ms Cattermole receives an Exercise Notice from Telstra;

Scheme Meeting means the meeting of KAZ shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to implement the Scheme;

Sponsoring Participant has the meaning given to it in the SCH Business Rules; SRN has the meaning given to it in the SCH Business Rules;

Telstra Proposal means the Scheme or, if there has been a Matching Alternative Proposal, the most recently announced Matching Alternative Proposal;

Value means in relation to any consideration at any time:

(a)	if the consideration is a cash sum in $A, that $A value;

(b)	if the consideration is a cash sum not in $A, the $A amount which the recipient receives after converting the foreign currency into $A, provided that the recipient must use its best efforts to achieve the best possible rate of exchange;

(c)	if the consideration is a security traded on the ASX or other recognised stock exchange, the volume weighted average price for that security for the 5 full trading days before the relevant date provided that if the securities received carry different accrued rights to those traded on the ASX (or other recognised stock exchange) on those trading days, as adjusted to take account of those different accrued rights; and

(d)	in any other case, the value in A$:

(1)	as agreed by the parties (acting reasonably); or

(2)	in the absence of agreement, as determined by an independent expert (acting as expert and not arbitrator and on behalf of both parties whose decision will be, in the absence of manifest error, final and binding on both parties) the identity of which is agreed by the parties (or in the absence of agreement, such person as nominated by the National President of the Institute of Chartered Accountants).

1.2	Rules for interpreting this document

In this deed, unless the context otherwise requires, headings and bold text are for convenience only and do not affect the interpretation of this deed and:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(d)	an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any government agency;

(e)	a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this subclause (e) implies that performance of part of an obligation constitutes performance of the obligation;

(f)	a reference to a clause, party or schedule is a reference to a clause of, and a party or schedule to, this deed and a reference to this deed includes any schedule;

(g)	a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h)	a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to a party to a document includes that party’s successors and permitted assigns;

(j)	a reference to an agreement or deed other than this deed includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(k)	a reference to any time is a reference to that time in Sydney; and

(l)	an expression defined in, or given a meaning for the purpose of, the Corporations Act in a context similar to that in which the expression is used in this deed has the same meaning or definition.

1.3	Business Days

If the day on or by which a person must do something under this document is not a Business Day:

(a)	if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b)	in any other case, the person must do it on or by the previous Business Day.

2	Option

2.1	Option

(a)	In return for Telstra paying to Ms Cattermole $10.00 (receipt of which is acknowledged by Ms Cattermole), Ms Cattermole irrevocably grants, on the terms and conditions of this deed, to Telstra the right to require Ms Cattermole to sell to Telstra (or to its nominee as Telstra may direct) the Option Shares for the Purchase Consideration (the Option).

(b)	The Option confers on Telstra the right, but not the obligation, to give Ms Cattermole the Exercise Notice.

2.2	Option Period

The Option Period is the period commencing on the date of this deed and ending on the earlier of:

(a)	the date 20 Business Days after the date of the conclusion of the Scheme Meeting or, if a Scheme Meeting is not convened by KAZ within 3 months after the date of this deed, the date that is 3 months after the date of this deed; and

(b)	if a Higher Alternative Proposal (which is a takeover bid) has been announced and that bid is or becomes unconditional and the bidder has or has acquired relevant interests in more than 50% of the KAZ ordinary shares, the date that is the later of:

(1)	one month after that Higher Alternative Proposal was announced; and

(2)	10 Business Days after the later of the bidder announcing that: (A) it has relevant interests in more than 50% of the KAZ ordinary shares, and (B) the takeover bid has become unconditional; and

(c)	30 September 2004.

2.3	Lapse of Option

(a)	At the end of the Option Period, the Option lapses.

(b)	If:

(1)	the Scheme is not approved by KAZ’s shareholders under section 41 l(4)(a) of the Corporations Act at the Scheme Meeting; or

(2)	the Scheme is not approved by the Court under section 41 l(4)(b) of the Corporations Act;

and there has not, at the time of the Scheme Meeting in clause 2.3(b)(l) or the Court hearing in clause 2.3(b)(2), been an announcement of an Alternative Proposal, the Option lapses.

2.4	Effect on lapsing

Upon lapsing, the Option is of no further force and effect and (without prejudice to any accrued rights or obligations of either party) there will be no continuing rights or obligations of either party.

2.5	Exercise

Telstra may only exercise the Option during the 20 Business Days up to and including the last day of the Option Period, provided that at the time of exercise a Higher Alternative Proposal has been announced and Telstra has subsequently announced a Matching Alternative Proposal and:

(a)	a person other than Telstra has relevant interests in more than 50% of the KAZ ordinary shares; or

(b)

(1)	the Telstra Proposal, if a scheme of arrangement, has been approved by KAZ shareholders under section 411(4)(a) of the Corporations Act or Telstra has relevant interests in more than 50% of the KAZ shares (including any relevant interests in KAZ shares arising under this deed and arising any other deed on similar terms to this deed); and

(2)	if the Telstra Proposal is subject to any defeating conditions (other than any condition not waivable by Telstra or a condition the satisfaction or non satisfaction of which is within the power of KAZ), Telstra waives, or announces an intention to waive, the conditions; or

(c)	KAZ (or a Related Entity of KAZ) has agreed to dispose of the whole or a substantial part of the assets, business or property of KAZ (or any related body corporate of KAZ) to a person other than Telstra (or any related body corporate of Telstra); or

(d)	KAZ has agreed to propose a capital reduction resolution, which, if approved, would result in a person other than Telstra (or any related body corporate of Telstra) having relevant interests in more than 50% of the KAZ ordinary shares; or

(e)	KAZ has agreed to propose a shareholder approval resolution under item 7 of section 611 of the Corporations Act, which, if approved, would result in a person other than Telstra (or any related body corporate of Telstra) having relevant interests in more than 50% of the KAZ ordinary shares.

2.6	Exercise Notice

The Option may only be exercised in respect of all of the Option Shares and may only be exercised by giving to Ms Cattermole an Exercise Notice.

2.7	Sale free from any Encumbrance

(a)	Upon giving an Exercise Notice, in accordance with the terms of this deed, Ms Cattermole must sell to Telstra (or to its nominee as Telstra may direct) all the Option Shares free from any Encumbrance or restriction on transfer and Telstra must buy the Option Shares from Ms Cattermole for the Purchase Consideration.

(b)	During the Option Period and provided the Option has not lapsed, Ms Cattermole must not sell, assign, create an Encumbrance over or otherwise dispose of or deal with the Option Shares or any right to or interest in the Option Shares without the prior written consent of Telstra.

2.8	Dividends and other benefits

(a)	Telstra will only be entitled to all dividends and other distributions and entitlements in respect of the Option Shares, the record date for which is on or after the date of exercise of the Option pursuant to clause 2.

(b)	If for any reason whatsoever Telstra does not receive any such dividends or other distributions or entitlements in accordance with clause 2.8(a),

Telstra will be entitled to reduce the amount of consideration to which Ms Cattermole would otherwise be entitled to at the Settlement Date by the Value of the dividends or other distributions or entitlement.

2.9	Settlement

Settlement of the sale and purchase of the Option Shares must take place on the Settlement Date. On that date:

(a)	Ms Cattermole must:

(1)	give Telstra all relevant CHESS details for the Option Shares to be delivered by Ms Cattermole including:

(A)	if the shares are on an Issuer Sponsored Sub-Register, a copy of Ms Cattermole’s Issuer Sponsored Statement showing the holding of those shares and its SRN; or

(B)	if the Option Shares are on a CHESS Sub-Register, Ms Cattermole’s HIN and Ms Cattermole’s written instructions to her Sponsoring Participant to deliver those shares to Telstra or its nominee; and

(2)	procure performance of all that is required under the SCH Business Rules to enable those shares to be acquired by Telstra.

(b)	Telstra must provide the Purchase Consideration to Ms Cattermole.

Each of the obligations in this clause 2.9 are interdependent. Subject to Telstra (or its nominee) complying with clause 2.9, Ms Cattermole grants to Telstra a power of attorney to exercise all documents and take any actions on Ms Cattermole’s behalf which are necessary or convenient to give effect to the transfer of the Option Shares.

3	Notification

If, during the Option Period, Ms Cattermole receives an approach from any person or entity other than Telstra (or a related body corporate of Telstra) in relation to a proposal which would or may involve Ms Cattermole disposing of her Option Shares, or otherwise creating an interest in her Option Shares, to any person or entity other than Telstra (or a related body corporate of Telstra) (Proposal), Ms Cattermole must immediately notify Telstra of the details of that Proposal (including the identity of the person and the nature of the approach).

4	Voting

The parties agree that nothing in this deed restricts the ability of Ms Cattermole to exercise the votes attaching to the Option Shares in Ms Cattermole’s discretion before the Option is exercised.

5	Representations and warranties

5.1	Representations and warranties

Each party represents and warrants that:

(a)	(documents effective) this deed constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally), subject to any necessary stamping or registration; and

(b)	(no contravention) neither its execution of this deed nor the carrying out by it of the transactions that it contemplates, does or will:

(1)	contravene any law to which it or any of its property is subject or any order of any government agency that is binding on it or any of its property;

(2)	contravene any authorisation, consent, declaration, exemption, notarisation or waiver, however it is described; and

(3)	contravene any undertaking or instrument binding on it or any of its property;

(4)	contravene its constitution; or

(5)	require it to make any payment or delivery in respect of any financial accommodation or financial instrument before it would otherwise be obliged to do so.

5.2	Warranty by Ms Cattermole

Ms Cattermole represents and warrants to Telstra that:

(a)	Ms Cattermole is legally and beneficially entitled to the Option Shares;

(b)	the Option Shares are not subject to any Encumbrance; and

(c)	Ms Cattermole has received legal advice about the effect of this deed or Ms Cattermole has had an adequate and reasonable opportunity to seek and receive legal advice about the effect of this deed.

5.3	Repetition of representations and warranties

The representations and warranties in clauses 5.1 and 5.2 are taken to be repeated on the date of settlement of the sale and purchase of the Option Shares.

5.4	Reliance on representations and warranties

Each party acknowledges that the other party has executed this deed and agreed to take part in the transactions that it contemplates in reliance on the representations and warranties that are made or repeated in this clause.

6	General

6.1	Stamp duty

Telstra will pay the stamp duty and any other taxes (other than income tax of Ms Cattermole arising on or in respect of the disposal of the Option Shares) (if any) in respect of the execution, delivery and performance of:

(a)	this deed; and

(b)	any agreement or document entered into or signed under this deed.

6.2	Costs and expenses

Each party must pay its own costs and expenses in relation to the negotiation, preparation, execution and delivery of this deed.

6.3	Notices

(a)	Any notice or other communication including but not limited to any request, demand, consent or approval, to or by a party:

(1)	must be in legible writing and in English addressed as shown below:

(A)	if to Telstra:
	Address:	Level 2
400 George Street
Sydney NSW 2000
	Attention:	Mr Paul Abfalter
	Facsimile:	61 2 9239 0794; and

(B)	if to Ms Cattermole:
	Address:	70 Berkeley Street
Hawthorn VIC 3122
	Attention:	Mr Ms Lyndsey Cattermole
	Facsimile:	;

or as specified to the sender by any party by notice;

(2)	in writing, signed:

(A)	if it is an Exercise Notice, by an officer (as defined in section 9 of the Corporations Act) or under common seal or as provided in section 127(1) and 127(2) of the Corporations Act; and

(B)	for any other notice, by or on behalf of the person giving it;

(3)	is to be regarded as having been given by the sender and received by the addressee:

(A)	if by delivery in person, when delivered to the addressee;

(B)	if by post, 3 Business Days from and including the date of postage; or

(C)	if by facsimile transmission, when received in its entirety in legible form by the addressee,

but if the delivery or receipt is on a day which is not a Business Day or is after 6.00 pm (addressee’s time) it is regarded as having been received at 9.00 am on the following Business Day;

(4)	can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

6.4	Governing law and jurisdiction

This deed is governed by the laws of New South Wales. The parties irrevocably submit to the non-exclusive jurisdiction of the courts of New South Wales.

6.5	Waiver

(a)	A right arising out of this deed or any part of this deed is only waived by notice in writing signed by the party waiving the right.

(b)	A party does not waive a right arising out of this deed by a failure to, or delay in exercise of the right, nor by only exercising part of the right.

(c)	A party may not rely on the other party’s failure, late exercise or partial exercise of a right, as constituting a waiver of the right.

(d)	A party may not rely on the other party’s conduct as a defence to that other party’s exercise of any right.

6.6	Variation

A variation of any term of this deed must be in writing and signed by the parties.

6.7	Assignment and substitution

Neither party may assign or novate this deed or any right, benefit or obligation under this deed or otherwise permit a third party to be substituted for it under this deed without the prior written consent of the other party (which consent may be withheld in the absolute discretion of that other party).

6.8	Further assurances

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this deed.

6.9	Damages

Ms Cattermole acknowledge that monetary damages alone would not be adequate compensation to Telstra for breach by Ms Cattermole of clause 2 and that Telstra is entitled to seek an injunction from a court of competent jurisdiction if:

(a)	Ms Cattermole fails to comply or threatens to fail to comply with clause 2; or

(b)	Telstra has reason to believe Ms Cattermole will not comply with clause 2.

6.10	Termination

(a)	This deed can be terminated at any time at the absolute discretion of Telstra by notice in writing to Ms Cattermole.

(b)	Upon termination of this deed pursuant to 6.10(a) this deed will be of no further force or effect and neither party will be under any liability to the other in respect of this deed.

6.11	Counterparts

This deed may be executed in any number of counterparts. All counterparts, taken together, constitute one instrument. A party may execute this deed by signing any counterpart.

6.12	Confidentiality

(a)	The parties must maintain absolute confidentiality in respect of the existence and terms of this deed.

(b)	No disclosure of the existence or terms of this deed is permitted without the prior written consent of the other party, unless the disclosure is required by law or by the ASX or is made to the party’s own officers, auditors or professional advisers who require knowledge of this deed in the performance of their duties and who are also subject to an obligation of confidentiality to the disclosing party.

6.13	Operation of this deed

(a)	This deed contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this deed and has no further effect.

(b)	Any provision of this deed which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this deed enforceable, unless this would materially change the intended effect of this deed.

Executed as a deed:
Signed sealed and delivered for
Telstra Corporation Limited by its attorney:

/s/ Michael Foster	/s/ Fiona Gardiner - Hill

Attorney	Witness

MICHAEL FOSTER	Fiona Gardiner - Hill

Name (please print)	Name (please print)

Signed sealed and delivered by
Margaret Lyndsey Cattermole in the presence of:

/s/ M. L. CatterMole	/s/ C. Hansard

Signature	Witness

M. L. CATTERMOLE	C. HANSARD

Name (please print)	Name (please print)

Schedule 1

EXERCISE NOTICE - OPTION SHARES

To: Margaret Lyndsey Cattermole

By this notice Telstra Corporation Limited exercises the Option conferred by clause 2.1 of the deed entitled Option Deed (the “Deed”) dated April 2004 and requires you to sell all your Option Shares for the relevant Purchase Consideration and otherwise in accordance with the Deed.

In this Exercise Notice, words defined in the Deed have the same meanings.

DATED

Signed for and on behalf of
Telstra Corporation Limited by:

Officer:
Name:

Annexure C - Option deed with Pete Draney

See attached option deed.

This is Annexure “C” of 16 pages referred to in ASIC Form 603 – Notice of Initial Substantial Holder signed by me and dated 8 April 2004

Name: Douglas Gration
Capacity: Company Secretary

Signature: /s/ Douglas Gration

Date: 8/4/04

Option Deed

Telstra Corporation Limited
ABN 33 051 775 556

and

Pete Draney

MLC Centre Martin Place Sydney New South Wales 2000 Australia
Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000
www.freehills.com DX 361 Sydney

SYDNEY MELBOURNE PERTH BRISBANE HANOI HO CHI MINH CITY SINGAPORE
Correspondent Offices JAKARTA KUALA LUMPUR

Liability limited by the Solicitors’ Limitation of Liability Scheme, approved under the Professional Standards Act 1994 (NSW)

Reference FGH: AJR:

This deed

     is made on 6 April 2004 between the following parties:

1.	Telstra Corporation Limited ABN 33 051 775 556 of Level 41, 242 Exhibition Street, Melbourne, Victoria 3000 (Telstra)

2.	Pete Draney of 29a Eastern Arterial Road, St Ives, New South Wales 2075 (Mr Draney)

Recitals

A.	Mr Draney is the registered holder and the beneficial owner of 50,287,777 ordinary shares in KAZ.

B.	KAZ intends to propose the Scheme and Telstra intends to participate in the Scheme.

C.	Mr Draney has agreed to grant to Telstra an option to acquire from Mr Draney the Option Shares on the terms and conditions of this deed.

D.	Mr Draney and Telstra intend that Mr Draney will receive the benefits under the Scheme which are received by the other KAZ shareholders and will not suffer any detriment compared to the benefits received by the other KAZ shareholders under the Scheme.

The parties agree

     in consideration of, among other things, the mutual promises contained in this deed:

1	Interpretation

1.1	Definitions

The following definitions apply in this document.

Alternative Proposal means a takeover bid (as defined in the Corporations Act) in relation to KAZ or a definitive proposal by KAZ or a Related Entity of KAZ for a scheme of arrangement, capital reconstruction, disposal of the whole or a substantial part of the assets, business or property of KAZ (or any subsidiary) or other similar transaction for or in relation to KAZ, its share capital or its assets, business or property in each case;

Business Day means:

(a)	for determining when a notice, consent or other communication is given, a day that is not a Saturday, Sunday or public holiday in the place to which the notice, consent or other communication is sent; and

(b)	for any other purpose, a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Sydney;

CHESS has the meaning given to it in the SCH Business Rules;

CHESS Sub-Register has the meaning given to it in the SCH Business Rules;

Corporations Act means the Corporations Act 2001 (Cth);

Encumbrance means a mortgage, charge, pledge, lien, hypothecation or third party interest of any kind whatever, or an agreement to create any of them or to allow any of them to exist;

Exclusivity Period means the period from the date of this deed until the end of the Option Period or until the Option lapses whichever happens first;

Exercise Notice means a notice given by Telstra to Mr Draney under clause 2.6 substantively in the form of schedule 1;

Exercise Consideration means $0.40 in respect of each Option Share or such higher amount, if any, that Telstra pays under a Matching Alternative Proposal;

Higher Alternative Proposal means an Alternative Proposal, proposed by a person other than Telstra (or a related body corporate of Telstra), that offers Value that is higher than the consideration payable under the Telstra Proposal;

KAZ means KAZ Group Limited (ABN 25 002 124 405);

HIN has the meaning given to it in the SCH Business Rules;

Issuer Sponsored Statement has the meaning given to it in the SCH Business Rules;

Issuer Sponsored Sub-Register has the meaning given to it in the SCH Business Rules;

Matching Alternative Proposal means an Alternative Proposal proposed by Telstra under which Telstra increases the consideration provided under the Scheme or otherwise announces an Alternative Proposal, whether or not conditional, which offers Value as at the date of its announcement at least equal to the Value offered under the relevant Higher Alternative Proposal as at the same date;

Option means the call option granted by Mr Draney to Telstra under clause 2;

Option Shares means 50,287,777 ordinary shares in KAZ;

Option Period has the meaning given to it in clause 2.2;

Purchase Consideration means the amount equal to the Exercise Consideration multiplied by the number of Option Shares, rounded down to the nearest whole number where a fraction;

Related Entity has the meaning it has in the Corporations Act;

Representatives in relation to a party means:

(a)	each of the party’s related bodies corporate; and

(a)	the party’s or any of its related bodies corporate’s:

(1)	directors, officers, employees; and

(2)	agents (including financial, legal and accounting advisers);

SCH means the securities clearing house for “CHESS Approved Securities” or any clearing house or other entity which is substituted for it;

SCH Business Rules means the business rules of SCH;

Scheme means a scheme of arrangement by KAZ pursuant to which Telstra is to acquire all of the ordinary shares in KAZ for a consideration of $0.40 per KAZ ordinary share;

Settlement Date means the date which is 5 Business Days after Mr Draney receives an Exercise Notice from Telstra;

Scheme Meeting means the meeting of KAZ shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to implement the Scheme;

Sponsoring Participant has the meaning given to it in the SCH Business Rules;

SRN has the meaning given to it in the SCH Business Rules;

Telstra Proposal means the Scheme or, if there has been a Matching Alternative Proposal, the most recently announced Matching Alternative Proposal;

Value means in relation to any consideration at any time:

(a)	if the consideration is a cash sum in $A, that $A value;

(b)	if the consideration is a cash sum not in $A, the $A amount which the recipient receives after converting the foreign currency into $A, provided that the recipient must use its best efforts to achieve the best possible rate of exchange;

(c)	if the consideration is a security traded on the ASX or other recognised stock exchange, the volume weighted average price for that security for the 5 full trading days before the relevant date provided that if the securities received carry different accrued rights to those traded on the ASX (or other recognised stock exchange) on those trading days, as adjusted to take account of those different accrued rights; and

(d)	in any other case, the value in A$:

(1)	as agreed by the parties (acting reasonably); or

(2)	in the absence of agreement, as determined by an independent expert (acting as expert and not arbitrator and on behalf of both parties whose decision will be, in the absence of manifest error, final and binding on both parties) the identity of which is agreed by the parties (or in the absence of agreement, such person as nominated by the National President of the Institute of Chartered Accountants).

1.2	Rules for interpreting this document

In this deed, unless the context otherwise requires, headings and bold text are for convenience only and do not affect the interpretation of this deed and:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(d)	an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any government agency;

(e)	a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this subclause(e) implies that performance of part of an obligation constitutes performance of the obligation;

(f)	a reference to a clause, party or schedule is a reference to a clause of, and a party or schedule to, this deed and a reference to this deed includes any schedule;

(g)	a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h)	a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to a party to a document includes that party’s successors and permitted assigns;

(j)	a reference to an agreement or deed other than this deed includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(k)	a reference to any time is a reference to that time in Sydney; and

(1)	an expression defined in, or given a meaning for the purpose of, the Corporations Act in a context similar to that in which the expression is used in this deed has the same meaning or definition.

1.3	Business Days

If the day on or by which a person must do something under this document is not a Business Day:

(a)	if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b)	in any other case, the person must do it on or by the previous Business Day.

2	Option

2.1	Option

(a)	In return for Telstra paying to Mr Draney $10.00 (receipt of which is acknowledged by Mr Draney), Mr Draney irrevocably grants, on the terms and conditions of this deed, to Telstra the right to require Mr Draney to sell to Telstra (or to its nominee as Telstra may direct) the Option Shares for the Purchase Consideration (the Option).

(b)	The Option confers on Telstra the right, but not the obligation, to give Mr Draney the Exercise Notice.

2.2	Option Period

The Option Period is the period commencing on the date of this deed and ending on the earlier of:

(a)	the date 20 Business Days after the date of the conclusion of the Scheme Meeting or, if a Scheme Meeting is not convened by KAZ within 3 months after the date of this deed, the date that is 3 months after the date of this deed; and

(b)	if a Higher Alternative Proposal (which is a takeover bid) has been announced and that bid is or becomes unconditional and the bidder has or has acquired relevant interests in more than 50% of the KAZ ordinary shares, the date that is the later of:

(1)	one month after that Higher Alternative Proposal was announced; and

(2)	10 Business Days after the later of the bidder announcing that: (A) it has relevant interests in more than 50% of the KAZ ordinary shares, and (B) the takeover bid has become unconditional; and

(c)	30 September 2004.

2.3	Lapse of Option

(a)	At the end of the Option Period, the Option lapses.

(b)	If:

(1)	the Scheme is not approved by KAZ’s shareholders under section 41 l(4)(a) of the Corporations Act at the Scheme Meeting; or

(2)	the Scheme is not approved by the Court under section 41 l(4)(b) of the Corporations Act;

and there has not, at the time of the Scheme Meeting in clause 2.3(b)(l) or the Court hearing in clause 2.3(b)(2), been an announcement of an Alternative Proposal, the Option lapses.

2.4	Effect on lapsing

Upon lapsing, the Option is of no further force and effect and (without prejudice to any accrued rights or obligations of either party) there will be no continuing rights or obligations of either party.

2.5	Exercise

Telstra may only exercise the Option during the 20 Business Days up to and including the last day of the Option Period, provided that at the time of exercise a Higher Alternative Proposal has been announced and Telstra has subsequently announced a Matching Alternative Proposal and:

(a)	a person other than Telstra has relevant interests in more than 50% of the KAZ ordinary shares; or

(b)

(1)	the Telstra Proposal, if a scheme of arrangement, has been approved by KAZ shareholders under section 411(4)(a) of the Corporations Act or Telstra has relevant interests in more than 50% of the KAZ shares (including any relevant interests in KAZ shares arising under this deed and arising any other deed on similar terms to this deed); and

(2)	if the Telstra Proposal is subject to any defeating conditions (other than any condition not waivable by Telstra or a condition the satisfaction or non satisfaction of which is within the power of KAZ), Telstra waives, or announces an intention to waive, the conditions; or

(c)	KAZ (or a Related Entity of KAZ) has agreed to dispose of the whole or a substantial part of the assets, business or property of KAZ (or any related body corporate of KAZ) to a person other than Telstra (or any related body corporate of Telstra); or

(d)	KAZ has agreed to propose a capital reduction resolution, which, if approved, would result in a person other than Telstra (or any related body corporate of Telstra) having relevant interests in more than 50% of the KAZ ordinary shares; or

(e)	KAZ has agreed to propose a shareholder approval resolution under item 7 of section 611 of the Corporations Act, which, if approved, would result in a person other than Telstra (or any related body corporate of Telstra) having relevant interests in more than 50% of the KAZ ordinary shares.

2.6	Exercise Notice

The Option may only be exercised in respect of all of the Option Shares and may only be exercised by giving to Mr Draney an Exercise Notice.

2.7	Sale free from any Encumbrance

(a)	Upon giving an Exercise Notice, in accordance with the terms of this deed, Mr Draney must sell to Telstra (or to its nominee as Telstra may direct) all the Option Shares free from any Encumbrance or restriction on transfer and Telstra must buy the Option Shares from Mr Draney for the Purchase Consideration.

(b)	During the Option Period and provided the Option has not lapsed, Mr Draney must not sell, assign, create an Encumbrance over or otherwise dispose of or deal with the Option Shares or any right to or interest in the Option Shares without the prior written consent of Telstra.

2.8	Dividends and other benefits

(a)	Telstra will only be entitled to all dividends and other distributions and entitlements in respect of the Option Shares, the record date for which is on or after the date of exercise of the Option pursuant to clause 2.

(b)	If for any reason whatsoever Telstra does not receive any such dividends or other distributions or entitlements in accordance with clause 2.8(a),

Telstra will be entitled to reduce the amount of consideration to which Mr Draney would otherwise be entitled to at the Settlement Date by the Value of the dividends or other distributions or entitlement.

2.9	Settlement

Settlement of the sale and purchase of the Option Shares must take place on the Settlement Date. On that date:

(a)	Mr Draney must:

(1)	give Telstra all relevant CHESS details for the Option Shares to be delivered by Mr Draney including:

(A)	if the shares are on an Issuer Sponsored Sub-Register, a copy of Mr Draney’s Issuer Sponsored Statement showing the holding of those shares and its SRN; or

(B)	if the Option Shares are on a CHESS Sub-Register, Mr Draney’s HIN and Mr Draney’s written instructions to his Sponsoring Participant to deliver those shares to Telstra or its nominee; and

(2)	procure performance of all that is required under the SCH Business Rules to enable those shares to be acquired by Telstra.

(b)	Telstra must provide the Purchase Consideration to Mr Draney.

Each of the obligations in this clause 2.9 are interdependent. Subject to Telstra (or its nominee) complying with clause 2.9, Mr Draney grants to Telstra a power of attorney to exercise all documents and take any actions on Mr Draney’s behalf which are necessary or convenient to give effect to the transfer of the Option Shares.

3	Notification

If, during the Option Period, Mr Draney receives an approach from any person or entity other than Telstra (or a related body corporate of Telstra) in relation to a proposal which would or may involve Mr Draney disposing of his Option Shares, or otherwise creating an interest in his Option Shares, to any person or entity other than Telstra (or a related body corporate of Telstra) (Proposal), Mr Draney must immediately notify Telstra of the details of that Proposal (including the identity of the person and the nature of the approach).

4	Voting

The parties agree that nothing in this deed restricts the ability of Mr Draney to exercise the votes attaching to the Option Shares in Mr Draney’s discretion before the Option is exercised.

5	Representations and warranties

5.1	Representations and warranties

Each party represents and warrants that:

(a)	(documents effective) this deed constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally), subject to any necessary stamping or registration; and

(b)	(no contravention) neither its execution of this deed nor the carrying out by it of the transactions that it contemplates, does or will:

(1)	contravene any law to which it or any of its property is subject or any order of any government agency that is binding on it or any of its property;

(2)	contravene any authorisation, consent, declaration, exemption, notarisation or waiver, however it is described; and

(3)	contravene any undertaking or instrument binding on it or any of its property;

(4)	contravene its constitution; or

(5)	require it to make any payment or delivery in respect of any financial accommodation or financial instrument before it would otherwise be obliged to do so.

5.2	Warranty by Mr Draney

Mr Draney represents and warrants to Telstra that:

(a)	Mr Draney is legally and beneficially entitled to the Option Shares;

(b)	the Option Shares are not subject to any Encumbrance; and

(c)	Mr Draney has received legal advice about the effect of this deed or Mr Draney has had an adequate and reasonable opportunity to seek and receive legal advice about the effect of this deed.

5.3	Repetition of representations and warranties

The representations and warranties in clauses 5.1 and 5.2 are taken to be repeated on the date of settlement of the sale and purchase of the Option Shares.

5.4	Reliance on representations and warranties

Each party acknowledges that the other party has executed this deed and agreed to take part in the transactions that it contemplates in reliance on the representations and warranties that are made or repeated in this clause.

6	General

6.1	Stamp duty

Telstra will pay the stamp duty and any other taxes (other than income tax of Mr Draney arising on or in respect of the disposal of the Option Shares) (if any) in respect of the execution, delivery and performance of:

(a)	this deed; and

(b)	any agreement or document entered into or signed under this deed.

6.2	Costs and expenses

Each party must pay its own costs and expenses in relation to the negotiation, preparation, execution and delivery of this deed.

6.3	Notices

(a)	Any notice or other communication including but not limited to any request, demand, consent or approval, to or by a party:

(1)	must be in legible writing and in English addressed as shown below:

(A)	if to Telstra:

	Address:	Level 2 400 George Street Sydney NSW 2000
	Attention:	Mr Paul Abfalter
	Facsimile:	61 2 9239 0794; and

(B)	if to Mr Draney:

	Address:	29a Eastern Arterial Road
St Ives NSW 2075
	Attention:	Mr Pete Draney
	Facsimile:	;

or as specified to the sender by any party by notice;

(2)	in writing, signed:

(A)	if it is an Exercise Notice, by an officer (as defined in section 9 of the Corporations Act) or under common seal or as provided in section 127(1) and 127(2) of the Corporations Act; and

(B)	for any other notice, by or on behalf of the person giving it;

(3)	is to be regarded as having been given by the sender and received by the addressee:

(A)	if by delivery in person, when delivered to the addressee;

(B)	if by post, 3 Business Days from and including the date of postage; or

(C)	if by facsimile transmission, when received in its entirety in legible form by the addressee,

but if the delivery or receipt is on a day which is not a Business Day or is after 6.00 pm (addressee’s time) it is regarded as having been received at 9.00 am on the following Business Day;

(4)	can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

6.4	Governing law and jurisdiction

This deed is governed by the laws of New South Wales. The parties irrevocably submit to the non-exclusive jurisdiction of the courts of New South Wales.

6.5	Waiver

(a)	A right arising out of this deed or any part of this deed is only waived by notice in writing signed by the party waiving the right.

(b)	A party does not waive a right arising out of this deed by a failure to, or delay in exercise of the right, nor by only exercising part of the right.

(c)	A party may not rely on the other party’s failure, late exercise or partial exercise of a right, as constituting a waiver of the right.

(d)	A party may not rely on the other party’s conduct as a defence to that other party’s exercise of any right.

6.6	Variation

A variation of any term of this deed must be in writing and signed by the parties.

6.7	Assignment and substitution

Neither party may assign or novate this deed or any right, benefit or obligation under this deed or otherwise permit a third party to be substituted for it under this deed without the prior written consent of the other party (which consent may be withheld in the absolute discretion of that other party).

6.8	Further assurances

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this deed.

6.9	Damages

Mr Draney acknowledge that monetary damages alone would not be adequate compensation to Telstra for breach by Mr Draney of clause 2 and that Telstra is entitled to seek an injunction from a court of competent jurisdiction if:

(a)	Mr Draney fails to comply or threatens to fail to comply with clause 2; or

(b)	Telstra has reason to believe Mr Draney will not comply with clause 2.

6.10	Termination

(a)	This deed can be terminated at any time at the absolute discretion of Telstra by notice in writing to Mr Draney.

(b)	Upon termination of this deed pursuant to 6.10(a) this deed will be of no further force or effect and neither party will be under any liability to the other in respect of this deed.

6.11	Counterparts

This deed may be executed in any number of counterparts. All counterparts, taken together, constitute one instrument. A party may execute this deed by signing any counterpart.

6.12	Confidentiality

(a)	The parties must maintain absolute confidentiality in respect of the existence and terms of this deed.

(b)	No disclosure of the existence or terms of this deed is permitted without the prior written consent of the other party, unless the disclosure is required by law or by the ASX or is made to the party’s own officers, auditors or professional advisers who require knowledge of this deed in the performance of their duties and who are also subject to an obligation of confidentiality to the disclosing party.

6.13	Operation of this deed

(a)	This deed contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this deed and has no further effect.

(b)	Any provision of this deed which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this deed enforceable, unless this would materially change the intended effect of this deed.

Executed as a deed:

Signed sealed and delivered for
Telstra Corporation Limited by its attorney:

/s/ Michael Foster Attorney	/s/ Floria Gardiner. Hill Witness

Michael Foster Name (please print)	Floria Gardiner. Hill Name (please print)

Sighed sealed and delivered by
Pete Draney in the presence of:

/s/ Peter Draney Signature	/s/ Jarren Beale Witness

Peter Draney Name (please print)	Jarren Beale Name (please print)

Schedule 1

EXERCISE NOTICE — OPTION SHARES

To: Pete Draney

By this notice Telstra Corporation Limited exercises the Option conferred by clause 2.1 of the deed entitled Option Deed (the “Deed”) dated April 2004 and requires you to sell all your Option Shares for the relevant Purchase Consideration and otherwise in accordance with the Deed.

In this Exercise Notice, words defined in the Deed have the same meanings.

DATED

Signed for and on behalf of Telstra Corporation Limited by:

Officer:
Name:

14 April 2004	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra announces resignation of Chairman Mr Bob Mansfield

The Telstra Board made the following announcement today.

“Mr Bob Mansfield, Chairman of Telstra Corporation Limited, today tendered his resignation as Chairman and as a Director of the Company with immediate effect.

The Board accepted Mr Mansfield’s resignation. Mr Mansfield became a Director in November 1999 and Chairman from 1 January 2000. The Board thanked Mr Mansfield for his valuable contribution as Chairman and as a Director and wished him well.

The Deputy Chairman of the Company, Mr John Ralph, has been unanimously elected interim Chairman pending the appointment of a new Chairman. The Board’s Nominations Committee will be engaging a leading executive search firm to identify a person to become the new Chairman. This activity will be pursued urgently to have the new Chairman in position as soon as possible.”

Yours sincerely

Douglas Gration
 Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Bob Mansfield AO

PERSONAL STATEMENT

14 April 2004

Today I announced my resignation as Chairman and as a Director of Telstra.

My resignation is effective today.

I joined the Board in November 1999 and became Chairman in January 2000.

It has been an honour to serve as Chairman of this great Australian Company. However, it has become evident to me recently that the bond of trust necessary for the Board to operate effectively has been ruptured. As Chairman, I cannot be accountable for the actions of individual Directors, but I do accept that the Board cannot operate as it does now and that the Chairman, in those circumstances, bears responsibility.

It is with regret that I have resigned but the accountability factor is clearly on me as Chairman and I accept that.

I have appreciated the support of the Deputy Chairman, John Ralph, during my Chairmanship and am grateful for his willingness to step in as interim Chairman and lead the search for a new Chairman, in conjunction with the Board.

Hopefully the appointment of a new Chairman in the near future can address the issues that have been affecting the Company and allow it to achieve the desired progress that is so important to all its stakeholders.

I wish the Company every possible success in the future.

Level 31, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia
Telephone: (61 2) 9236 0117 Facsimile: (61 2) 9236 0119

STATEMENT BY TELSTRA CHAIRMAN

The interim Chairman of Telstra, John Ralph, said today that his immediate focus and that of the Nominations Committee of the Board is on identifying a person who can take on the important and challenging task of leading the Company forward, in conjunction with the Chief Executive Officer, Ziggy Switkowski, and his management team. The executive search firm, Spencer Stuart, has been approached to participate in the search.

Mr Ralph said that he was sure the new Chairman, when he or she is appointed, will have the full support of the Board because all Board members will be involved in the final selection, and the new Chairman will be a person who, the Board will be confident, will have the support of the Company’s shareholders.

The Board is united in its determination to maintain, and build on, the Company’s strong position in the telecommunications industry. There is general agreement among the Company’s directors on the strategic objectives for Telstra. The ongoing strategy is reviewed regularly and the next review by the Board will occur early next month as scheduled.

Mr Bob Mansfield, who resigned as Chairman and as a director of Telstra on 14 April, issued a personal statement as to how he saw his position, and the Company as required by the Corporations Act had forwarded this to the ASX. Mr Ralph said that the differences referred to in Mr Mansfield’s statement referred to Board process and not to the broad strategic direction of the Company. It was in this context that Mr Mansfield offered his resignation and this was accepted by the Board.

Mr Ralph said that in his view there is a need for a range of views to be expressed and debated within the Boardroom. The objective of any board is to arrive at what is regarded by the board as the best decision for the company. This is a necessary process in exploring the full range of options available to a company. Mr Ralph said directors are concentrating on the challenges ahead and on working for the success of the Company and its shareholders.

Telstra’s management team is getting on with the business of running the Company in the best interests of all its employees, customers and shareholders, and management’s interactions with the Board are proceeding normally.

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	TELSTRA CORPORATION LIMITED

ABN	33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Robert Cecil MANSFIELD

Date of last notice	26 February 2004

Date that director ceased to be director	14 April 2004

Part 1 — Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

20,000	TLS Ordinary

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Tuxulu Pty Ltd — Family Investment Company	9,600	TLS Ordinary

Mansfield Superannuation Fund	29,600	TLS Ordinary

Growthshare Pty Ltd ATF Telstra DirectShare Plan	39,683	TLS Ordinary

Part 3 – Director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Telstra Corporation Limited and controlled entities	Market Update - 21 April 2004

Telstra Corporation Limited
‘03/04 Third Quarter
Market Update

Mobiles and Internet drive domestic growth

Overview

Quarter ended 31 March 2004: reported total revenue, which includes asset sales, increased $108 million or 2.1%1 to $5,130 million. Reported sales revenue increased 1.0% to $5,014 million.

Underlying2 total revenue increased $49 million or 1.0% to $5,061 million. Underlying2 sales revenue increased by $41 million or 0.8% to $5,006 million. Growth occurred in mobiles, internet and directory services, offset by a reduction in Hong Kong CSL primarily due to foreign exchange translation.

Excluding revenue from external construction activity and the cable recovery and recycling project, underlying2 domestic3 sales revenue increased $133 million or 3.0% to $4,635 million.

Nine months ended 31 March 2004: Total reported revenue of $15,956 million decreased 2.7%, due mainly to the impact of revenue from the sale of commercial properties in the prior year. Reported sales revenue increased 0.3% to $15,470 million.

Total underlying2 revenue increased 0.1% to $15,611 million. Underlying2 sales revenue increased 0.2% to $15,462 million.

Excluding revenue from external construction activity and the cable recovery and recycling project, underlying2 domestic3 sales revenue increased $309 million or 2.2% to $14,337 million.

The following details the Telstra group revenue result for the quarter and nine months ended 31 March 2004.

Mobiles

Total Mobile revenues grew by 5.7% or $50 million for the quarter and 6.1% or $165 million for the nine months ended 31 March 2004.

•	Mobile services revenue has increased 9.7% or $75 million for the quarter and 7.3% or $176 million, for the nine months, due to a range of factors including:

•	Increases in mobile services in operation of 13.1% to 7.2 million attributable to the 23.1% growth in prepaid services. Revenue growth from prepaid and postpaid subscriber increases, including the addition of 184,000 since December 2003.

•	Revenue growth from increases in mobile services in operation is partially offset by a $34 million increase in loyalty bonuses provided to customers in the quarter.

•	Revenues from short message service (SMS) increased 22.8% to $106 million in the quarter as a result of increases in the number of messages by 28.7% to 489 million. There were 1,399 million SMS messages sent over the nine month period, which represents an increase of 38.2% over the previous corresponding period.

•	Increase in Mobile voice minutes for the third quarter of 20.6% including increases of 17.4% in postpaid voice minutes and a 65.1% increase in prepaid voice minutes.

•	International roaming revenues increased 16% for the quarter with the recovery in International travel after the SARS outbreak and other world events.

Telstra Corporation Limited and controlled entities	Market Update - 21 April 2004

•	Mobile handset revenue has decreased 24.0% or $25 million for the quarter, while the reduction for the nine month period was 4.0% or $11 million primarily due to the move to lower value prepaid handsets and higher volumes of subsidised handsets.

Adjusted Mobiles services revenue growth, after allowing for loyalty bonuses and including mobiles terminating revenue, was 10.0% for the quarter and 9.3% for the nine month period.

Internet and IP

Internet and IP increased $54 million or 27.6% in the quarter and $126 million or 21.5% in the nine month period.

This was achieved through the continued strong growth in consumer broadband subscribers of 113% to 617,000, and narrowband subscribers of 5.6% to 1,197,000. The accelerating growth in this product is attributable to increased internet usage, self install kits and successful broadband marketing campaigns. Growth on the nine month period has been impacted by rebates given to customers due to the e-mail outage in October 2003.

Telstra’s IP solutions, including managed metropolitan and wide area network IP services, have also performed strongly growing $8 million or 26.7% in the quarter and $23 million or 26.7% in the nine month period. IP technology is becoming mainstream for corporate and government customers in Australia and this growth has been achieved in an extremely competitive market.

PSTN Products

PSTN products increased by 1.0% to $6,015 million for the nine months, and was flat at $1,698 million in the quarter ended 31 March 2004. Rebalancing initiatives across the PSTN product groups have increased access revenues, partly offset by reductions in calling revenues.

•	Basic access revenues grew 2.2% for the quarter reflecting the impact of rebalancing. Basic access lines in service remain steady, lower by 30,000 to 10.43 million in the first nine months. Basic access revenues grew 3.0% or $71 million to $2,405 million over the nine month period.

•	Local call revenue decreased 3.6 % for the quarter mainly due to a 3% reduction in the number of calls due to product substitution to mobiles, fixed to mobiles and the internet and call price reductions as a result of the rebalancing initiatives. Local call revenue decreased 2.7% in the nine month period.

•	PSTN value added services reduced 12.7% for the quarter, partially due to the migration of fixed line MessageBank® and Call Return (*10#)™ customers to the free offering Telstra Home Messages 101™ and l# Feature Assistant™. PSTN value added services reduced $16 million or 7.5% to $196 million in the nine month period.

•	National long distance revenue decreased 3.5% for the quarter due to the 6.6% reduction in volumes as a result of product substitution to mobiles, fixed to mobiles and the internet. National long distance decreased 1.6% for the nine month period.

•	Fixed to mobile revenue grew $23 million or 6.1% for the quarter with volumes increasing 8.1% due to continued growth in the number of mobile services in the Australian market and substitution from fixed to fixed services. Fixed to mobile revenue continues to grow strongly with growth of $78 million or 6.9% for the nine month period.

•	International direct revenue has reduced 11.0% for the quarter attributable to the 10.7% decline in the number of call minutes due to customers migrating to other products such as e-mail, calling cards and mobiles. International direct revenue has reduced $30 million or 12.8% for the nine month period.

Telstra Corporation Limited and controlled entities	Market Update - 21 April 2004

Traditional Data

Traditional Data revenue decreased 3.1% and 3.2% for the quarter and nine month period respectively, due to product substitution to technologically advanced IP and DSL based product options. This decrease has been offset by growth in Frame Relay due to a tariff restructure which has stimulated the migration from the ISDN data product.

ISDN

ISDN remained flat for the quarter with a 4.2% increase in ISDN access lines due to the penetration into the SME and consumer markets. Growth in access fee and ISDN voice revenue is offset by reduction in ISDN data revenue as corporate customers have been migrating to more technologically advanced products such as Frame Relay and IP products. ISDN revenue decreased for the nine month period by 3.5% or $25 million.

Advertising & Directories

Reported advertising and directories revenues, including revenue generated by Trading Post, increased 14.5% and 7.4% for the quarter and nine month period respectively. The Trading Post Group was acquired by Sensis Pty Ltd in March 2004. Trading Post revenues of $8 million are excluded from the underlying2 results.

Underlying2 advertising and directories revenues increased $23 million or 10.7% for the quarter and $62 million or 6.6% for the nine months ended 31 March 2004. The higher revenue was attributable to strong growth in Yellow Pages® print and Yellow Pages® online including location and navigation online products.

Intercarrier Services

Intercarrier services revenue remained flat for the quarter and decreased 0.9% for the nine month period ended 31 March 2004, as a result of reduced volumes and lower PSTN terminating rates, which are consistent with the industry trend. In addition, a reduction for the quarter in wholesale transmission product revenue was due to competitive pricing pressures arising from excess supply. These reductions are offset by increased SMS interconnect revenues for the quarter due to higher volumes.

Inbound calling products

Inbound calling products revenue declined 2.5% for the quarter and 4.0% for the nine month period ended 31 March 2004 due to the impact of inbound number portability. These products have been adversely affected by competition in the past, but performance is being maintained as Telstra adopts a customer solution approach to retain and win back customers.

Solutions Management

Solutions Management revenues increased 3.5% for the quarter ended 31 March 2004, primarily due to increased revenue from new major contracts and growth in the managed wide area networks and hosting revenues. This growth is offset by the completion of major contracts during the first half of 2003 resulting in a decrease for the nine month period of 0.6%.

Hong Kong CSL

In local currency (HK$), revenue reduced 8.9% for the quarter ended 31 March 2004, reflecting continuing strong price competition. For the nine month period revenues reduced 6.8%, representing the recent aggressive price competition with reductions in mobile services revenue,

Telstra Corporation Limited and controlled entities	Market Update - 21 April 2004

the number of mobile services and average revenue per user. In Australian dollars, revenues reduced 31.3% or $76 million in the quarter, with the impact of the exchange rates contributing approximately $44 million to the revenue reduction. For the nine month period the exchange rate impact contributed approximately $133 million to this year on year reduction while $49 million of the reduction was due to aggressive competition and market conditions.

Telstra Clear

In local currency (NZ$), revenue increased 7.3% for the quarter and 4.5% for the nine months ended 31 March 2004. Revenue growth has been achieved from solid retail growth offset by rate reductions in the wholesale international market. In Australian dollars, revenue increased 2.1% to $144 million in the quarter and 3.1% to $427 million for the nine month period.

Other Controlled Entities

Other controlled entities revenue increased $4 million or 7.8% for the quarter ended 31 March 2004. For the nine month period other controlled entities revenue declined by 19.8%, primarily due to the prior year revenues from the customer sales and service centre, now being operated directly by Foxtel and the sale of Mobitel in the previous year.

Other Sales and Service

Revenue from other sales and service declined 2.7% for the quarter due to reductions in revenue from external construction and the cable recovery and recycling project, card services and information calls offset by increased Foxtel bundling revenue. For the nine month period, other sales and service revenue declined by 14.6%, which includes a prior period accounting adjustment in the first half of 2003.

Other Revenue

Other revenue grew 17.0% for the quarter driven by increased government receipts. Other revenue for the nine month period decreased 5.7% to $149 million which includes a reduction in lease rent received for properties and vehicles.

Service

Telstra continues to provide high service levels across Australia as evident in the recent Australian Communications Authority report for the December 2003 quarter.

Outlook

•	The company continues to focus on increasing margins with targeted cost growth below any revenue growth and absolute costs below those for the previous year. There is no change to previous guidance relating to cost reduction targets

•	Core domestic operating capital expenditure is tracking below the levels for the same period last year, with guidance on expenditure remaining around $2.9 billion.

•	The company continues to generate strong free cash flow from capital expenditure and cost management programs.

Telstra Corporation Limited and controlled entities	Market Update - 21 April 2004

Strategic Direction

Our objective remains to pursue balanced domestic growth driven by accelerating uptake of broadband products and improving mobiles share. We see customer ownership and excellent customer service as key to a continuing strong market share position and fundamental to protecting PSTN products and our strong cashflow.

Management remains committed to improving margins from a focus on our $800 million cost reduction program, and combined with tight capital expenditure management, growing free cashflow.

Recent domestic acquisitions have met both our strategic fit and investment criteria. The strategy of managing cashflow growth and investing in acquisitions that meet our investment criteria, while remaining committed to our capital management program, is directed at improving overall returns to our shareholders.

For enquires on this announcement contact:
John Stanhope	David Anderson
Chief Financial Officer	Manager, Investor Relations
Telstra Corporation Limited	Telstra Corporation Limited
Phone: 61 3 9634 8014
Email: Investor.relations@team.telstra.com

Footnotes:

(1)	All percentages relate to growth on prior corresponding period (PCP)

(2)	Underlying numbers exclude revenues from the acquisition of Trading Post and asset sales.

(3)	Domestic revenues exclude all offshore revenues.

(4)	Statistical data is represented in millions unless otherwise stated, and represents management’s best estimates.

Telstra Corporation Limited and controlled entities	Market Update - 21 April 2004

Market Update
for three months ending 31 March 2004

	Q3 2004	Q3 2004	Q3 2003	Q3 2003	Reported	Underlying[2]	Underlying[2]
$ millions	Reported	Underlying[2]	Reported	Underlying[2]	Growth %	Growth %	M/ment
Mobiles
Mobile services	850	850	775	775	9.7%	9.7%	75
Mobile handsets	79	79	104	104	(24.0%)	(24.0%)	(25)

Total Mobiles	929	929	879	879	5.7%	5.7%	50
Internet and IP solutions	250	250	196	196	27.6%	27.6%	54
PSTN products
Basic access	795	795	778	778	2.2%	2.2%	17
Local calls	370	370	384	384	(3.6%)	(3.6%)	(14)
PSTN value added services	62	62	71	71	(12.7%)	(12.7%)	(9)
National long distance calls	278	278	288	288	(3.5%)	(3.5%)	(10)
Fixed to mobile	398	398	375	375	6.1%	6.1%	23
International direct	65	65	73	73	(11.0%)	(11.0%)	(8)

Total PSTN products	1,968	1,968	1,969	1,969	0.0%	0.0%	(1)
Traditional Data	253	253	261	261	(3.1%)	(3.1%)	(8)
ISDN (Access and Calls)	227	227	227	227	0.0%	0.0%	0
Advertising and Directories	245	237	214	214	14.5%	10.7%	23
Intercarrier services	280	280	280	280	0.0%	0.0%	0
Inbound calling products	119	119	122	122	(2.5%)	(2.5%)	(3)
Solutions management	117	117	113	113	3.5%	3.5%	4
Various Controlled Entities (excluding HK CSL & TClear)	55	55	51	51	7.8%	7.8%	4
HK CSL	167	167	243	243	(31.3%)	(31.3%)	(76)
Telstra Clear	144	144	141	141	2.1%	2.1%	3
Customer premises equipment	47	47	49	49	(4.1%)	(4.1%)	(2)
Payphones	36	36	38	38	(5.3%)	(5.3%)	(2)
Other sales & service	177	177	182	182	(2.7%)	(2.7%)	(5)

Sales revenue	5,014	5,006	4,965	4,965	1.0%	0.8%	41
Other revenue	116	55	61	47	90.2%	17.0%	8

Total revenue	5,130	5,061	5,024	5,012	2.1%	1.0%	49

Domestic[3] Sales Revenue
Total Sales Revenue	5,014	5,006	4,965	4,965	1.0%	0.8%	41
Less Offshore Sales Revenue	353	353	412	412

Domestic[3] Sales Revenue	4,661	4,653	4,553	4,553	2.4%	2.2%	100
Less
NDC & Cable Recovery Revenues	18	18	51	51	(65.7%)	(65.7%)	(33)

Domestic[3] Sales Revenue (excl NDC/Cable Recovery)	4,643	4,635	4,502	4,502	3.1%	3.0%	133

Selected statistical data[4]
Mobile voice telephone minutes		1,554		1,289		20.6%
Local calls (number of calls)		2,324		2,395		(3.0%)
National long distance minutes		2,128		2,278		(6.6%)
Fixed to mobile minutes		1,070		990		8.1%
International direct minutes		161		180		(10.7%)

Telstra Corporation Limited and controlled entities	Market Update - 21 April 2004

Market Update
for nine months ending 31 March 2004

	March 2004	March 2004	March 2003	March 2003	Reported	Underlying[2]	Underlying[2]
$ millions	Reported	Underlying[2]	Reported	Underlying[2]	Growth %	Growth %	M/ment
Mobiles
Mobile services	2,583	2,583	2,407	2,407	7.3%	7.3%	176
Mobile handsets	265	265	276	276	(4.0%)	(4.0%)	(11)

Total Mobiles	2,848	2,848	2,683	2,683	6.1%	6.1%	165
Internet and IP solutions	713	713	587	587	21.5%	21.5%	126
PSTN
Basic access	2,405	2,405	2,334	2,334	3.0%	3.0%	71
Local calls	1,148	1,148	1,180	1,180	(2.7%)	(2.7%)	(32)
PSTN value added services	196	196	212	212	(7.5%)	(7.5%)	(16)
National long distance calls	856	856	870	870	(1.6%)	(1.6%)	(14)
Fixed to mobile	1,206	1,206	1,128	1,128	6.9%	6.9%	78
International direct	204	204	234	234	(12.8%)	(12.8%)	(30)

Total PSTN	6,015	6,015	5,958	5,958	1.0%	1.0%	57
Traditional Data	762	762	787	787	(3.2%)	(3.2%)	(25)
ISDN (Access and Calls)	698	698	723	723	(3.5%)	(3.5%)	(25)
Advertising and Directories	1,014	1,006	944	944	7.4%	6.6%	62
Intercarrier services	863	863	871	871	(0.9%)	(0.9%)	(8)
Inbound calling products	357	357	372	372	(4.0%)	(4.0%)	(15)
Solutions management	350	350	352	352	(0.6%)	(0.6%)	(2)
Various Controlled Entities (excluding HK CSL & TClear)	134	134	167	167	(19.8%)	(19.8%)	(33)
HK CSL	544	544	727	727	(25.2%)	(25.2%)	(183)
Telstra Clear	427	427	414	414	3.1%	3.1%	13
Customer premises equipment	138	138	149	149	(7.4%)	(7.4%)	(11)
Payphones	108	108	113	113	(4.4%)	(4.4%)	(5)
Other sales & service	499	499	584	584	(14.6%)	(14.6%)	(85)

Sales revenue	15,470	15,462	15,431	15,431	0.3%	0.2%	31
Other revenue	486	149	960	158	(49.4%)	(5.7%)	(9)

Total revenue	15,956	15,611	16,391	15,589	(2.7%)	0.1%	22

Domestic[3] Sales Revenue
Total Sales Revenue	15,470	15,462	16,391	15,431	0.3%	0.2%	31
Less Offshore Sales Revenue	1071	1071	1228	1228

Domestic[3] Sales Revenue	14,399	14,391	14,203	14,203	1.4%	1.3%	188
Less NDC & Cable Recovery Revenues	54	54	175	175	(69.4%)	(69.4%)	(121)

Domestic[3] Sales Revenue (excl NDC/Cable Recovery)	14,345	14,337	14,028	14,028	2.3%	2.2%	309

Selected statistical data[4]
Mobile voice telephone minutes		4,565		3,883		17.6%
Short Message Service (SMS) (number of messages)		1,399		1,012		38.2%
Mobile services in operation (thousands)		7,169		6,338		13.1%
Broadband subscribers (thousands)		617		290		112.8%
Narrowband subscribers (thousands)		1,197		1,134		5.6%
Total On-line subscribers (thousands)		1,814		1,424		27.4%
Basic access lines in service		10.43		10.48		(0.5%)
Local calls (number of calls)		7,155		7,414		(3.5%)
National long distance minutes		6,471		6,934		(6.7%)
Fixed to mobile minutes		3,169		2,945		7.6%
International direct minutes		499		567		(12.0%)
ISDN access (basic lines equivalents) (thousands)		1,250		1,199		4.2%
Foxtel SIOs (thousands)		867		816		6.3%

Telstra Corporation Limited and controlled entities	Market Update - 21 April 2004

Telstra Corporation Limited (ABN 033 051 775 556)
Normalisation Schedule
Nine months ended 31 March 2004

This schedule details the adjustments made to the reported results for the fiscal of years 31 March 2004 and 2003 to arrive at the underlying business performance.

		Asset /					Asset /
	March 2004	Investment	Trading	Total	March 2004	March 2003	Investment	Total	March 2003	Reported	Underlying[2]
$m	Reported	Sales	Post	Adjust.	Underlying[2]	Reported	Sales	Adjust.	Underlying[2]	Growth %	Growth %
Mobiles
Mobile services	2,583		0	0	2,583	2,407		0	2,407	7.3%	7.3%
Mobile handsets	265		0	0	265	276		0	276	(4.0%)	(4.0%)

Total Mobiles	2,848		0	0	2,848	2,683		0	2,683	6.1%	6.1%
Internet and IP solutions	713		0	0	713	587		0	587	21.5%	21.5%
PSTN
Basic access	2,405		0	0	2,405	2,334		0	2,334	3.0%	3.0%
Local calls	1,148		0	0	1,148	1,180		0	1,180	(2.7%)	(2.7%)
PSTN value added services	196		0	0	196	212		0	212	(7.5%)	(7.5%)
National long distance calls	856		0	0	856	870		0	870	(1.6%)	(1.6%)
Fixed to mobile	1,206		0	0	1,206	1,128		0	1,128	6.9%	6.9%
International direct	204		0	0	204	234		0	234	(12.8%)	(12.8%)

Total PSTN	6,015		0	0	6,015	5,958		0	5,958	1.0%	1.0%
Traditional Data	762		0	0	762	787		0	787	(3.2%)	(3.2%)
ISDN (Access and Calls)	698		0	0	698	723		0	723	(3.5%)	(3.5%)
Advertising and Directories	1,014		(8)	(8)	1,006	944		0	944	7.4%	6.6%
Intercarrier services	863		0	0	863	871		0	871	(0.9%)	(0.9%)
Inbound calling products	357		0	0	357	372		0	372	(4.0%)	(4.0%)
Solutions management	350		0	0	350	352		0	352	(0.6%)	(0.6%)
Various Controlled Entities (excluding HK CSL & TClear)	134		0	0	134	167		0	167	(19.8%)	(19.8%)
HK CSL	544		0	0	544	727		0	727	(25.2%)	(25.2%)
Telstra Clear	427		0	0	427	414		0	414	3.1%	3.1%
Customer premises equipment	138		0	0	138	149		0	149	(7.4%)	(7.4%)
Payphones	108		0	0	108	113		0	113	(4.4%)	(4.4%)
Other sales & service	499		0	0	499	584		0	584	(14.6%)	(14.6%)

Sales revenue	15,470	0	(8)	(8)	15,462	15,431	0	0	15,431	0.3%	0.2%
								0
Other revenue	486	(337)	0	(337)	149	960	(802)	(802)	158	(49.4%)	(5.7%)

Total revenue	15,956	(337)	(8)	(345)	15,611	16,391	(802)	(802)	15,589	(2.7%)	0.1%

Telstra Corporation Limited (ABN 033 051 775 556)
Quarter Ended 31 March 2004

	Q1	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii	Q3	QTR PCPii
Summary Underlying(I) Quarterly Data	Sep-02	Sep-02	Dec-02	Dec-02	Dec-02	Dec-02	Mar-03	Mar-03
Revenue
Mobiles
Mobile services	817	2.9%	815	(2.6%)	1,632	0.1%	775	(1.4%)
Mobile handsets	69	56.8%	102	37.8%	172	45.8%	104	108.0%

Mobiles	886	5.7%	917	0.7%	1,804	3.1%	879	5.1%
Internet and IP solutions	190	46.2%	201	37.7%	391	42.7%	196	30.7%
PSTN products
Basic access	765	10.2%	791	9.4%	1,556	9.8%	778	8.2%
Local calls	397	(11.0%)	399	(6.3%)	796	(8.7%)	384	(0.3%)
PSTN value added services	68	3.0%	74	12.1%	141	6.8%	71	9.2%
National long distance calls	285	(6.3%)	298	(2.9%)	582	(4.7%)	288	(6.2%)
Fixed to mobile	371	7.5%	382	5.5%	753	6.5%	375	5.9%
International direct	80	(9.1%)	80	(7.0%)	161	(6.9%)	73	(9.9%)

Total PSTN products	1,966	1.2%	2,024	2.7%	3,989	2.0%	1,969	3.0%
Traditional Data	264	(4.3%)	262	(2.2%)	526	(3.5%)	261	7.4%
ISDN (Access and Calls)	255	(7.9%)	241	(7.7%)	496	(8.0%)	227	(10.3%)
Advertising and Directories	169	13.4%	562	2.4%	731	4.7%	214	18.9%
Intercarrier services	300	7.9%	292	0.7%	591	4.0%	280	2.6%
Inbound calling products	126	(17.1%)	124	(15.6%)	250	(16.4%)	122	(12.9%)
Solutions management	114	2.7%	125	13.6%	239	8.1%	113	5.6%
Other controlled entities (excl HK CSL & TClear)	63	(41.1%)	53	(51.8%)	117	(46.1%)	51	(49.0%)
Hong Kong CSL	244	(17.0%)	240	(14.9%)	484	(16.1%)	243	(7.3%)
TelstraClear	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Customer premises equipment	49	(3.9%)	51	(3.8%)	100	(3.8%)	49	11.4%
Payphones	37	(2.6%)	38	(2.6%)	75	(3.8%)	38	(2.6%)
Other sales & service	205	19.9%	197	(21.2%)	402	(4.5%)	182	12.3%

Sales revenue	4,868	1.1%	5,327	(1.1%)	10,195	(0.1%)	4,824	2.6%
Other revenue	54	(46.0%)	57	5.6%	111	(27.9%)	47	(7.8%)
Total revenue	4,922	0.1%	5,384	(1.0%)	10,306	(0.5%)	4,871	2.5%

Selected statistical data iv
Mobile voice telephone minutes	1,270	7.1%	1,323	5.5%	2,594	6.3%	1,289	7.9%
Short Message Service (SMS) (number of messages)vi	290	26.5%	342	35.0%	632	31.0%	380	42.0%
Mobile services in operation (thousands) iii	5,884	8.7%	6,098	8.2%	6,098	8.2%	6,338	9.5%
Broadband subscribers (thousands)	206	120.1%	244	121.7%	244	121.7%	290	125.8%
Narrowband subscribers (thousands)	1,084	15.4%	1,103	7.1%	1,103	7.1%	1,134	6.7%

Total On-line subscribers (thousands)	1,290	24.4%	1,347	18.2%	1,347	18.2%	1,424	19.5%
Basic access lines in service [v]	10.53	(0.4%)	10.48	(0.5%)	10.48	(0.5%)	10.48	(0.8%)
Local calls (number of calls)	2,527	(3.9%)	2,491	(4.8%)	5,019	(4.3%)	2,395	(4.3%)
National long distance minutes	2,346	3.4%	2,310	0.1%	4,656	1.7%	2,278	(0.3%)
Fixed to mobile minutes	970	8.1%	985	5.3%	1,955	6.7%	990	7.6%
International direct minutes	191	(2.7%)	196	(3.7%)	387	(2.9%)	180	(5.9%)
ISDN access (basic lines equivalents) (thousands)	1,225	(1.3%)	1,190	(4.5%)	1,190	(4.5%)	1,199	(2.4%)
Foxtel SIOs (thousands)	805	15.4%	809	4.5%	809	4.5%	816	2.8%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Q3 YTD	YTD	Q4	QTR PCPii	Full Year	YTD PCPii	Q1	QTR PCPii
Summary Underlying(I) Quarterly Data	Mar-03	Mar-03	Jun-03	Jun-03	Jun-03	Jun-03	Sep-03	Sep-03
Revenue
Mobiles
Mobile services	2,407	(0.4%)	820	(0.6%)	3,227	(0.5%)	845	3.4%
Mobile handsets	276	64.3%	110	89.7%	386	70.8%	97	40.6%

Mobiles	2,683	3.8%	930	5.3%	3,613	4.2%	942	6.3%
Internet and IP solutions	587	37.8%	227	24.7%	814	34.3%	235	23.7%
PSTN products
Basic access	2,334	9.3%	748	0.7%	3,083	7.1%	791	3.4%
Local calls	1,180	(6.1%)	387	0.3%	1,567	(4.6%)	394	(0.8%)
PSTN value added services	212	7.6%	68	6.3%	280	6.9%	68	0.0%
National long distance calls	870	(5.2%)	292	(2.0%)	1,162	(4.4%)	292	2.5%
Fixed to mobile	1,128	6.3%	389	8.7%	1,517	6.9%	402	8.4%
International direct	234	(8.2%)	71	(12.3%)	307	(8.6%)	68	(15.0%)

Total PSTN products	5,958	2.3%	1,955	1.3%	7,916	2.1%	2,015	2.5%
Traditional Data	787	0.0%	267	1.5%	1,053	0.2%	260	(1.5%)
ISDN (Access and Calls)	723	(8.6%)	227	(7.7%)	951	(8.3%)	237	(7.1%)
Advertising and Directories	944	7.5%	273	5.8%	1,217	7.2%	185	9.5%
Intercarrier services	871	3.6%	286	1.1%	1,157	2.9%	287	(4.3%)
Inbound calling products	372	(15.3%)	122	0.0%	494	(12.1%)	119	(5.6%)
Solutions management	352	7.3%	135	(9.4%)	487	2.1%	126	10.5%
Other controlled entities (excl HK CSL & TClear)	167	(47.3%)	55	(32.9%)	221	(44.6%)	31	(50.8%)
Hong Kong CSL	727	(13.2%)	181	(25.2%)	908	(15.9%)	191	(21.7%)
TelstraClear	—	0.0%	—	0.0%	—	0.0%	142	2.9%
Customer premises equipment	149	0.7%	45	(21.1%)	194	(4.9%)	46	(6.1%)
Payphones	113	(2.6%)	35	(5.4%)	148	(3.9%)	36	(2.7%)
Other sales & service	584	0.2%	190	(11.6%)	774	(2.9%)	180	(12.2%)

Sales revenue	15,017	0.8%	4,928	(0.4%)	19,947	0.5%	5,032	0.5%
Other revenue	158	(22.9%)	104	20.9%	262	(10.0%)	52	(3.7%)
Total revenue	15,175	0.5%	5,032	(0.1%)	20,209	0.3%	5,084	0.5%

Selected statistical data iv
Mobile voice telephone minutes	3,883	(10.2%)	1,372	12.7%	5,255	8.3%	1,473	15.9%
Short Message Service (SMS) (number of messages)vi	1,012	34.9%	401	53.9%	1,413	39.8%	432	49.0%
Mobile services in operation (thousands) iii	6,338	9.5%	6,569	10.6%	6,569	10.6%	6,720	14.2%
Broadband subscribers (thousands)	290	125.8%	361	113.6%	361	113.6%	439	113.1%
Narrowband subscribers (thousands)	1,134	6.7%	1,158	9.6%	1,158	9.7%	1,180	8.9%

Total On-line subscribers (thousands)	1,424	19.5%	1,519	24.0%	1,519	24.0%	1,619	25.5%
Basic access lines in service [v]	10.48	(0.8%)	10.46	(0.8%)	10.46	(0.8%)	10.45	(0.8%)
Local calls (number of calls)	7,414	(4.3%)	2,380	(5.6%)	9,794	(4.6%)	2,435	(3.7%)
National long distance minutes	6,934	1.0%	2,227	(3.5%)	9,161	(0.1%)	2,193	(6.5%)
Fixed to mobile minutes	2,945	7.0%	999	6.4%	3,944	6.9%	1,041	7.3%
International direct minutes	567	(3.9%)	173	(9.5%)	740	(5.2%)	165	(13.4%)
ISDN access (basic lines equivalents) (thousands)	1,199	(2.4%)	1,213	(4.4%)	1,213	(4.4%)	1,210	(1.2%)
Foxtel SIOs (thousands)	816	2.8%	836	4.5%	836	4.5%	849	5.6%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Q2	QTR PCPii	Half 1	YTD PCPii	Q3	QTR PCPii	Q3 YTD	QTR PCPii
Summary Underlying(I) Quarterly Data	Dec-03	Dec-03	Dec-03	Dec-03	Mar-04	Mar-04	Mar-04	Mar-04
Revenue
Mobiles
Mobile services	889	9.1%	1,733	6.2%	850	9.7%	2,583	7.3%
Mobile handsets	89	(12.7%)	186	8.1%	79	(24.0%)	265	(4.0%)

Mobiles	978	6.7%	1,919	6.4%	929	5.7%	2,848	6.1%
Internet and IP solutions	228	13.4%	463	18.4%	250	27.6%	713	21.5%
PSTN products
Basic access	819	3.5%	1,610	3.5%	795	2.2%	2,405	3.0%
Local calls	384	(3.8%)	778	(2.3%)	370	(3.6%)	1,148	(2.7%)
PSTN value added services	66	(10.8%)	134	(5.0%)	62	(12.7%)	196	(7.5%)
National long distance calls	286	(4.0%)	578	(0.7%)	278	(3.5%)	856	(1.6%)
Fixed to mobile	407	6.5%	808	7.3%	398	6.1%	1,206	6.9%
International direct	71	(12.3%)	139	(13.7%)	65	(11.0%)	204	(12.8%)

Total PSTN products	2,033	0.4%	4,047	1.5%	1,968	0.0%	6,015	1.0%
Traditional Data	249	(5.0%)	509	(3.2%)	253	(3.1%)	762	(3.2%)
ISDN (Access and Calls)	233	(3.3%)	471	(5.0%)	227	0.0%	698	(3.5%)
Advertising and Directories	584	3.9%	769	5.2%	237	10.7%	1,006	6.6%
Intercarrier services	295	1.0%	583	(1.4%)	280	0.0%	863	(0.9%)
Inbound calling products	119	(4.0%)	238	(4.8%)	119	(2.5%)	357	(4.0%)
Solutions management	107	(14.4%)	233	(2.5%)	117	3.5%	350	(0.6%)
Other controlled entities (excl HK CSL & TClear)	48	(9.4%)	79	(32.5%)	55	7.8%	134	(19.8%)
Hong Kong CSL	186	(22.5%)	377	(22.1%)	167	(31.3%)	544	(25.2%)
TelstraClear	140	3.7%	282	3.3%	144	2.1%	427	3.1%
Customer premises equipment	46	(9.8%)	92	(8.0%)	47	(4.1%)	138	(7.4%)
Payphones	37	(2.6%)	72	(4.0%)	36	(5.3%)	108	(4.4%)
Other sales & service	141	(28.4%)	322	(19.9%)	177	(2.7%)	499	(14.6%)

Sales revenue	5,424	(0.7%)	10,456	(0.1%)	5,006	0.8%	15,462	0.2%
Other revenue	42	(26.3%)	94	(15.3%)	55	17.0%	149	(5.7%)
Total revenue	5,466	(1.0%)	10,550	(0.3%)	5,061	1.0%	15,611	0.1%

Selected statistical data iv
Mobile voice telephone minutes	1,538	16.2%	3,011	16.1%	1,554	20.6%	4,565	17.6%
Short Message Service (SMS) (number of messages)vi	478	39.8%	910	44.0%	489	28.6%	1,399	38.2%
Mobile services in operation (thousands) iii	6,985	14.5%	6,985	14.5%	7,169	13.1%	7,169	13.1%
Broadband subscribers (thousands)	507	107.8%	507	107.8%	617	112.8%	617	112.8%
Narrowband subscribers (thousands)	1,178	6.8%	1,178	6.8%	1,197	5.6%	1,197	5.6%

Total On-line subscribers (thousands)	1,685	25.1%	1,685	25.1%	1,814	27.4%	1,814	27.4%
Basic access lines in service [v]	10.44	(0.4%)	10.44	(0.4%)	10.43	(0.5%)	10.43	(0.5%)
Local calls (number of calls)	2,396	(3.8%)	4,831	(3.7%)	2,324	(3.0%)	7,155	(3.5%)
National long distance minutes	2,150	(6.9%)	4,343	(6.7%)	2,128	(6.6%)	6,471	(6.7%)
Fixed to mobile minutes	1,058	7.5%	2,099	7.4%	1,070	8.1%	3,169	7.6%
International direct minutes	173	(11.9%)	338	(12.7%)	161	(10.7%)	499	(12.0%)
ISDN access (basic lines equivalents) (thousands)	1,224	2.9%	1,224	2.8%	1,250	4.2%	1,250	4.2%
Foxtel SIOs (thousands)	862	6.6%	862	6.6%	867	6.3%	867	6.3%

Footnotes:

(i)	Fiscal 2003/2004 and its comparative year exclude Trading Post and asset sales from the revenue underlying base. Fiscal 2002/2003 and its comparative year exclude TelstraClear, Keycorp and asset sales from the underlying revenue base.

(ii)	All percentages relate to growth on prior corresponding period.

(iii)	Mobile Services in Operation(SIOs) are net of deactivated prepaid customers who were outside the recharge only period.

(iv)	Statistical data is represented in millions unless otherwise stated.

(v)	Basic access line in service prior periods have been adjusted to correct an error in the accumulation process. Prior periods have been increased by between 130,000 and 170,000 services

Telstra Corporation Limited

ABN Amro Communications Conference
John Stanhope Chief Financial Officer 28 April 2004

PLAYING IN THE DIGITAL SPACE – Telstra’s “New Wave” to drive growth
AGENDA
** Introduction and Overview
** Driving Broadband Growth
** Growing Sensis as an Advertising Business
** Effective Partnering with Foxtel
** Conclusion and Outlook Slide 2

Driving Profitable Revenue Growth
Maximise traditional revenues – Rebalancing – Value Added Services – Increase utilisation – Price innovation – Customer service – Reduce costs / improve margin
Transformation
21st Century
IP Network
Telstra is
customer driven
Grow New Wave – Broadband
– Mobility – Advertising
Services + Relationships + Efficiency = Profitable Growth
Slide 3

A Paradigm Shift
Yesterday
Fixed network and services
Mobile network and services
Internet network and services
Tomorrow
Wireless access
IP NETWORK
Fixed access
The shift to IP
can be managed effectively
Slide 4

PLAYING IN THE DIGITAL SPACE – Telstra’s “New Wave” to drive growth
AGENDA
** Introduction and Overview
** Driving Broadband Growth
** Growing Sensis as an Advertising Business
** Effective Partnering with Foxtel
** Conclusion and Outlook
Slide 5

The Broadband Value Chain

Access

Speed

Applications

* email
* Web hosting

Content

* Movies
* Sport
* News

Broadband
a key growth engine

Slide 6

The Broadband Value Chain
Access
Content
* Movies * Sport * News
Speed
Applications
* email * Web hosting
Broadband
a key growth engine
Slide 6

Broadband Access Drives Commercial Activity

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
15%
23%
37%
37%
39%
47%
62%
91%
Search engines
Online banking
Online shopping (non grocery)
Paying bills
Online classifieds sites
Online auction sites
Yellow Pages® OnLine site
Share trading

Doing business online
is increasingly important

Slide 7

Broadband Access Drives Commercial Activity
Percentage change in usage in first 4 weeks post moving from dial-up to broadband
100% 90% 91% 80% 70% 60% 62% 50% 47% 40%
37% 37% 39% 30% 20% 23% 10% 15% 0% Search Online Online Paying bills Online Online Yellow Pages® Share engines banking shopping classifieds auction OnLine site trading (nongrocery) sites sites
Source: Roy Morgan Single Source Australia, January 2003 – December 2003. Surveyed users. Note: sites covered in accordance with those sites listed in each category by Roy Morgan Research.
Doing business online
is increasingly important
Slide 7

Telstra Services Solutions incl KAZ
TELSTRA
BPO Processes driving IT and data demand
ICT Solutions IT consulting, systems integration, IT outsourcing & processing, network integration, VOIP, ASP, Hosting
Value Added Datacom Services Managed data networks, IP VPN
Infrastructure / Network Services Voice, Data, Internet / IP and Mobile networks
KAZ
• Strengthens Telstra’s position in the ICT market
• Highly complementary competencies and capabilities
• Ability to provide end-to-end service deepens customer relationships
• Increases Telstra’s exposure to fast growing PO segment
Meets customer demands to provide
a full range of ICT solutions
Slide 8

Wireless Broadband

Voice Centric

Voice +
SMS +
Ringtones

Personalisation

Voice +
SMS +
Ringtones +
MMS +
Colour +
Data

Multimedia

WCDMA

Smartphones
Integrated PDA
3G
Video +
Music +
eMail

Mobility
with an "always on" connection

Telstra

Slide 9

Wireless Broadband
Voice Centric Voice + SMS + Ringtones
NOKIA
NOKIA
Personalisation Voice + SMS + Ringtones + MMS + Colour + Data
Sony Ericsson
Sony Ericsson
NOKIA
NOKIA
NOKIA
Multimedia Smartphones
Integrated PDA
3G
Video + Music + eMail
Sony Ericsson
Motorola
NOKIA NOKIA NOKIA
Sony Ericsson
Sony Ericsson
Mobility
with an “always on” connection
Slide 9

PLAYING IN THE DIGITAL SPACE – Telstra’s “New Wave” to drive growth
AGENDA
** Introduction and Overview
** Driving Broadband Growth
** Growing Sensis as an Advertising Business
** Effective Partnering with Foxtel
** Conclusion and Outlook
Slide 10

Sensis: Creating a Leader in Local Advertising Acquisition of Trading Post Group Pty Ltd
• A strong, high growth business with strong print and online growth prospects
• A national footprint in local classified advertising
3 Trading Post
4 Domestic Business Services M&A
2 Evolution to Sensis Interactive Media
1 Directories Advertising Brands Yellow Pages® White Pages®
Non-Directories Advertising Brands
Sensis MediaSmart® CitySearch®
Business Services Products and Brands
Sensis Direct Access Electronic White Pages® Macromatch® Whereis®
Print Online Voice iTV Online Wireless iTV Online Wireless
Sensis
connecting advertisers with buyers
Slide 11

PLAYING IN THE DIGITAL SPACE – Telstra’s “New Wave” to drive growth
AGENDA
** Introduction and Overview
** Driving Broadband Growth
** Growing Sensis as an Advertising Business
** Effective Partnering with Foxtel
** Conclusion and Outlook
Slide 12

FOXTEL – marrying broadband with broadcast
• Foxtel Digital is taking off
• Interactive content will drive connectivity demand over time
• Foxtel is a key element in the product bundle
• We are committed to our 50% shareholding
FOXTEL
is delivering a better TV experience
Slide 13

The Digital Revolution – Summary
• Access is key, Telstra is well positioned
• Wireline and Wireless will converge as an integrated solution
• Sensis and Foxtel are growth drivers
• Content strategy driven by alliances and partnerships
• Bundling across product sets
Telstra
is embracing new growth markets
Slide 14

Outlook
Free cashflow generation is strong and growing
Cost reductions and productivity improvements on track
Group margins will expand
Accelerating profitable revenue growth over time
Any acquisitions must meet strict criteria
Further capital management initiatives will be considered
Company Focus:
Cashflow, Margin and Revenue
Slide 15

Thank You
Questions
Slide 16

29 April 2004	Office of the Company Secretary

The Manager

Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra pays interim dividend

In accordance with the listing rules, I attach an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

29 April 2004	127/2004

Telstra pays shareholders interim dividend of $1.6 billion

Telstra Corporation will pay the interim dividend of 13 cents per share to its 1.75 million shareholders, a total amount of $1.6 billion, on Friday 30 April 2004.

Chief Executive Officer, Dr Ziggy Switkowski, said the interim ordinary dividend of 13 cents, declared at the half year financial results on 12 February 2004, was an increase of one cent on the prior corresponding half, up eight per cent on the previous interim ordinary dividend.

“Telstra’s policy is to pay at least 60 per cent of net profit to shareholders and we have paid more than this percentage over the last two years in ordinary and special dividends. This has amounted to $6.176 billion in total,” Dr Switkowski said.

“Our ongoing capital management strategy has also seen the successful completion of a $1 billion off-market Buy-Back in this period as well. The decision as to the size, timing and form of future capital returns will be a matter for the Board,” he said.

Telstra’s policy of paying dividends directly into shareholders’ nominated bank accounts commences with this payment and 96 per cent of the dividend will be paid to more than 92 per cent of shareholders in this fast, efficient and secure way.

The dividend record date was 26 March, and the dividend is fully franked at a tax rate of 30 per cent.

Media inquiries
Kerrina Lawrence
Manager Media Relations
Telephone: 03 9634 5611
Mobile: 0419 352 313
kerrina.lawrence@team.telstra.com

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name: Douglas Gration
Title: Company Secretary

Date: 30 April 2004